FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2016

Commission File Number: 001-12568

BBVA FRENCH BANK S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BBVA French Bank S.A.

Item

1.	Financial Statements as of March 31, 2016 together with Independent Auditors’ Report

FINANCIAL STATEMENTS AS OF MARCH 31, 2016 TOGETHER WITH INDEPENDENT AUDITORS’ REVIEW REPORT.

BALANCE SHEETS AS OF MARCH 31, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos

ASSETS:	03-31-2016	12-31-2015

A. CASH AND DUE FROM BANKS:
Cash	5,925,589	5,067,105
Due from banks and correspondents	17,417,335	22,875,512

Argentine Central Bank (BCRA)	17,079,956	22,559,675
Other local	2,655	1,094
Foreign	334,724	314,743

	23,342,924	27,942,617

B, GOVERNMENT AND PRIVATE SECURITIES:
Holdings booked at fair value (Exhibit A)	4,015,178	3,220,093
Holdings booked at amortized cost (Exhibit A)	164	164
Instruments issued by the BCRA (Exhibit A)	13,302,958	11,086,580
Investments in listed private securities (Exhibit A)	195	174
Less: Allowances (Exhibit J)	218	212

	17,318,277	14,306,799

C, LOANS:
To government sector (Exhibits B, C and D)	74,853	66,799
To financial sector (Exhibits B, C and D)	2,044,179	2,268,418

Interfinancial – (Call granted)	--,--	75,000
Other financing to local financial institutions	1,781,581	1,877,417
Interest and listed-price differences accrued and pending collection	262,598	316,001

To non financial private sector and residents abroad (Exhibits B, C and D)	56,653,569	53,738,986

Overdraft	8,195,034	6,739,426
Discounted instruments	8,979,534	9,559,666
Real estate mortgage	1,988,051	2,122,955
Collateral Loans	2,587,957	2,598,855
Consumer	7,428,791	7,343,932
Credit cards	18,176,278	18,322,958
Other	8,504,275	6,397,281
Interest and listed-price differences accrued and pending collection	1,006,472	870,278
Less: Interest documented together with main obligation	212,823	216,365

Less: Allowances (Exhibit J)	1,153,312	1,079,625

	57,619,289	54,994,578

D, OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	1,019,246	926,177
Amounts receivable for spot and forward sales to be settled	1,923,542	1,108,744
Instruments to be received for spot and forward purchases to be settled	3,125,527	1,117,655
Unlisted corporate bonds (Exhibits B. C and D)	212,856	200,894
Non-deliverable forward transactions balances to be settled	96,463	25,895
Other receivables not covered by debtor classification regulations	18,367	--,--
Other receivables covered by debtor classification regulations (Exhibits B, C and D)	310,014	309,965
Less: Allowances (Exhibit J)	3,700	3,789

	6,702,315	3,685,541

E, RECEIVABLES FROM FINANCIAL LEASES:
Receivables from financial leases (Exhibits B, C and D)	2,264,789	2,334,770
Interest accrued pending collection (Exhibits B. C and D)	31,004	27,937

Less: Allowances (Exhibit J)	27,085	28,414

	2,268,708	2,334,293

F, INVESTMENTS IN OTHER COMPANIES:
In financial institutions (Exhibit E)	643,217	577,669
Other (Note 5.a.) (Exhibit E)	344,234	293,670
Less: Allowances (Exhibit J)	5	5

	987,446	871,334

G, OTHER RECEIVABLES:
Other (Note 5.b.)	2,968,199	2,687,542
Other interest accrued and pending collection	697	671
Less: Allowances (Exhibit J)	314,523	323,721

	2,654,373	2,364,492

H, PREMISES AND EQUIPMENT (Exhibit F):	1,098,942	1,101,450

I, OTHER ASSETS (Exhibit F):	1,645,582	1,520,626

J, INTANGIBLE ASSETS (Exhibit G):
Organization and development expenses	259,736	236,598

	259,736	236,598

K, SUSPENSE ITEMS:	9,285	7,645

TOTAL ASSETS:	113,906,877	109,365,973

(Contd,)

BALANCE SHEETS AS OF MARCH 31, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

LIABILITIES:	03-31-2016	12-31-2015

L, DEPOSITS (Exhibits H and I):
Government sector	2,531,431	3,116,576
Financial sector	63,980	94,643
Non financial private sector and residents abroad	77,422,008	73,581,244

Checking accounts	17,913,665	18,197,517
Savings deposits	24,609,934	22,466,792
Time deposits	32,556,317	31,101,100
Investments accounts	5,586	34,807
Other	1,827,068	1,271,170
Interest and listed-price differences accrued payable	509,438	509,858

	80,017,419	76,792,463

M, OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (Exhibit I)	43,201	49,042

Other	43,201	49,042

Banks and International Institutions (Exhibit I)	928,428	1,386,931
Unsubordinated corporate bonds (Exhibit I)	1,500,274	1,734,024
Amounts payable for spot and forward purchases to be settled	2,339,201	1,112,631
Instruments to be delivered for spot and forward sales to be settled (Exhibit O)	2,565,709	1,237,890
Financing received from Argentine financial institutions (Exhibit I)	97,206	43,139

Other financing from local financial institutions	97,000	43,000
Interest accrued payable	206	139
Non-deliverable forward transactions balances to be settled	792,913	1,116,953
Other (Note 5.c.) (Exhibit I)	6,007,837	7,566,082
Interest and listed-price differences accrued payable (Exhibit I)	66,814	78,111

	14,341,583	14,324,803

N, OTHER LIABILITIES:

Dividends payable	302,045	400,000
Other (Note 5.d.)	3,327,671	3,099,770

	3,629,716	3,499,770

O, ALLOWANCES (Exhibit J):	1,007,739	986,030

P, SUSPENSE ITEMS:	28,973	46,544

TOTAL LIABILITIES:	99,025,430	95,649,610

STOCKHOLDERS’ EQUITY: (as per the related statements of changes in stockholders’ equity)	14,881,447	13,716,363

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	113,906,877	109,365,973

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

	03-31-2016	12-31-2015
DEBIT ACCOUNTS

Contingent
– Guaranties received	18,821,697	16,925,557
– Contra contingent debit accounts	1,574,239	1,558,329

	20,395,936	18,483,886

Control
– Receivables classified as irrecoverable	748,031	690,936
– Other (Note 5.e.)	153,299,370	116,961,962
– Contra control debit accounts	1,941,214	2,524,692

	155,988,615	120,177,590

Derivatives (Exhibit O)
– “Notional” amount of non-deliverable forward transactions	4,429,529	5,809,784
– Interest rate swap	820,062	963,368
– Contra derivatives debit accounts	5,520,632	5,843,638

	10,770,223	12,616,790

TOTAL	187,154,774	151,278,266

CREDIT ACCOUNTS

Contingent
– Credit lines granted (unused portion) covered by debtor classification regulations (Exhibits B, C and D)	148,389	327,251
– Guaranties provided to the BCRA	99,213	102,603
– Other guaranties given covered by debtor classification regulations (Exhibits B, C and D)	441,994	342,972
– Other guaranties given non covered by debtor classification regulations	264,637	273,808
– Other covered by debtor classification regulations (Exhibits B, C and D)	620,006	511,695
– Contra contingent credit accounts	18,821,697	16,925,557

	20,395,936	18,483,886

Control
– Items to be credited	1,320,107	1,369,765
– Other	621,107	1,154,927
– Contra control credit accounts	154,047,401	117,652,898

	155,988,615	120,177,590

Derivatives (Exhibit O)
– “Notional” amount of non-deliverable forward transactions	5,520,632	5,843,638
– Contra derivatives credit accounts	5,249,591	6,773,152

	10,770,223	12,616,790

TOTAL	187,154,774	151,278,266

The accompanying notes 1 through 21 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements,

STATEMENTS OF INCOME FOR THE THREE MONTH PERIODS

ENDED MARCH 31, 2016 AND 2015

(Translation of financial statements originally issued in Spanish – See note 21)

- Stated in thousands of pesos -

	03-31-2016	03-31-2015
A, FINANCIAL INCOME

Interest on loans to the financial sector	144,946	142,222
Interest on overdraft	691,193	488,603
Interest on discounted instruments	522,801	306,681
Interest on real estate mortgage	101,694	68,649
Interest on collateral loans	145,790	100,288
Interest on credit card loans	984,737	637,018
Interest on other loans	912,852	731,996
Interest on other receivables from financial transactions	152	50
Interest on financial leases	110,024	89,344
Income from secured loans - Decree 1387/01	9,072	3,544
Net income from government and private securities	954,051	910,565
Indexation by benchmark stabilization coefficient (CER)	161,520	45,240
Gold and foreign currency exchange difference	365,004	120,925
Other	250,493	53,101

	5,354,329	3,698,226

B, FINANCIAL EXPENSE

Interest on savings deposits	7,959	4,620
Interest on time deposits	1,836,100	1,052,007
Interest on interfinancial financing (call borrowed)	6,575	4,579
Interest on other financing from financial institutions	46	2
Interest on other liabilities from financial transactions	141,179	107,597
Other interest	1,234	1,693
Indexation by CER	127	12
Contribution to the deposit guarantee fund	127,993	88,205
Other	343,205	194,271

	2,464,418	1,452,986

GROSS INTERMEDIATION MARGIN – GAIN	2,889,911	2,245,240

C, ALLOWANCES FOR LOAN LOSSES	160,026	140,187

D, SERVICE CHARGE INCOME

Related to lending transactions	670,575	488,589
Related to liability transactions	561,359	436,740
Other commissions	64,879	40,945
Other (Note 5.f.)	312,896	275,549

	1,609,709	1,241,823

E, SERVICE CHARGE EXPENSE

Commissions	614,870	260,580
Other (Note 5.g.)	163,360	125,114

	778,230	385,694

(Contd,)

STATEMENTS OF INCOME FOR THE THREE MONTH PERIODS

ENDED MARCH 31, 2016 AND 2015

(Translation of financial statements originally issued in Spanish - See note 21)

- Stated in thousands of pesos -

	03-31-2016	03-31-2015

F, ADMINISTRATIVE EXPENSES

Payroll expenses	1,210,005	899,112
Fees to Bank Directors and Supervisory Committee	2,414	1,613
Other professional fees	26,779	15,655
Advertising and publicity	67,594	42,255
Taxes	195,001	141,951
Fixed assets depreciation	54,058	44,542
Organizational expenses amortization	18,903	14,580
Other operating expenses	309,159	210,566
Other	194,353	198,859

	2,078,266	1,569,133

NET GAIN FROM FINANCIAL TRANSACTIONS	1,483,098	1,392,049

G, OTHER INCOME

Income from long-term investments	115,815	84,709
Punitive interests	8,349	6,379
Loans recovered and reversals of allowances	89,934	43,393
Other (Note 5.h.)	107,615	35,882

	321,713	170,363

H, OTHER EXPENSE

Punitive interests and charges paid to BCRA	1,507	4
Charge for uncollectibility of other receivables and other allowances	93,601	91,931
Amortization of difference arising from judicial resolutions Depreciation and losses from miscellaneous assets	2,422 92	1,708 87
Other (Note 5.i)	44,105	85,736

	141,727	179,466

NET GAIN BEFORE INCOME TAX	1,663,084	1,382,946

I, INCOME TAX (Note 4.1)	498,000	452,000

NET INCOME FOR THE PERIOD	1,165,084	930,946

The accompanying notes 1 through 21 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements,

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2016 AND 2015

(Translation of financial statements originally issued in Spanish – See note 21)

2016								2015

		Non capitalized contributions		Retained earnings
Movements	Capital Stock	Issuance premiums	Adjustments to stockholders’ equity (1)	Legal	Other	Unappropriated earnings	Total	Total

1. Balance at beginning of fiscal year	536,878	182,511	312,979	2,541,620	6,357,888	3,784,487	13,716,363	10,331,876

2. Net income for the period	--,--	--,--	--,--	--,--	--,--	1,165,084	1,165,084	930,946

3. Balance at the end of the period	536,878	182,511	312,979	2,541,620	6,357,888	4,949,571	14,881,447	11,262,822

(1)	Adjustments to stockholders’ equity refer to Adjustment to Capital Stock,

The accompanying notes 1 through 21 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements,

STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW FOR THE

THREE MONTH PERIODS ENDED MARCH 31, 2016 AND 2015

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

	03-31-2016		03-31-2015
CHANGES IN CASH AND CASH EQUIVALENTS

Cash and cash equivalents at the beginning of the fiscal year	28,459,917	(1)	13,051,491	(1)
Cash and cash equivalents at the end of the period	23,422,924	(1)	13,344,900	(1)

Net (decrease) / increase in cash and cash equivalents	(5,036,993)		293,409

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS

Operating activities

Net collections /(payments) from:
-Government and private securities	(2,057,427)		(2,224,564)
- Loans	1,178,089		937,225

to financial sector	(266,464)		161,793
to non-financial public sector	89		(17)
to non-financial private sector and residents abroad	1,444,464		775,449
- Other receivables from financial transactions	(198,026)		(24,207)
- Receivables from financial leases	65,585		(55,853)
- Deposits	890,439		2,563,498

to financial sector	(30,663)		(27,937)
to non-financial public sector	(603,881)		816,434
to non-financial private sector and residents abroad	1,524,983		1,775,001
- Other liabilities from financial transactions	(2,100,164)		12,474

Financing from financial or interfinancial sector (call borrowed)	54,000		102,000
Others (except liabilities included in Financing Activities)	(2,154,164)		(89,526)
Collections related to service charge income	1,613,783		1,244,496
Payments related to service charge expense	(774,632)		(388,605)
Administrative expenses paid	(2,112,919)		(1,505,693)
Organizational and development expenses paid	(33,727)		(11,519)
Net collections from punitive interest	6,842		6,375
Differences from judicial resolutions paid	(2,422)		(1,708)
Collections of dividends from other companies	120		67
Other collections related to other income and expenses	99,901		(23,245)

Net cash flows (used in) / provided by operating activities	(3,424,558)		528,741

Investment activities

Net payments from premises and equipment	(38,995)		(31,903)
Net collections from other assets	(145,869)		(120,519)
Other payments from investment activities	(294,581)		48,950

Net cash flows used in investment activities	(479,445)		(103,472)

Financing activities

Net (payments) / collections from:
-Unsubordinated corporate bonds	(233,750)		29,175
- Argentine Central Bank	(5,793)		(5,922)

Other	(5,793)		(5,922)
- Banks and international agencies	(458,503)		(56,437)
Payments of dividends	(97,955)		--,--
Other payments related to financing activities	(336,989)		(98,676)

Net cash flows used in by financing activities	(1,132,990)		(131,860)

Net (decrease) / increase in cash and cash equivalents	(5,036,993)		293,409

(1)	See note 16 “Statements of cash and cash equivalents flow”,

The accompanying notes 1 through 21 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements,

NOTES TO THE FINANCIAL STATEMENTS AS OF MARCH 31, 2016, PRESENTED

IN COMPARATIVE FORM WITH THE BALANCE SHEET AS OF DECEMBER 31,

2015, AND THE STATEMENTS OF INCOME, CHANGES IN STOCKHOLDERS’

EQUITY AND CASH AND CASH EQUIVALENTS FLOW AS OF MARCH 31, 2015

(Translation of financial statements originally issued in Spanish - See note 20)

(Stated in thousands of pesos)

1.	CORPORATE SITUATION AND BANK’S ACTIVITIES

1.1  Corporate situation

BBVA Banco Francés S,A, (hereinafter indistinctly referred to as either “BBVA Francés” or the “Bank”) has its headquarter in Buenos Aires, Argentina, and operates a 251-branch network.

As from December, 1996, BBVA Francés is part of Banco Bilbao Vizcaya Argentaria S,A,’s (BBVA) global strategy, which controls the Bank, direct and indirectly, with 75,95% of the corporate stock of March 31, 2016.

Part of the Bank’s corporate stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, New York Stock Exchange and Madrid Stock Exchange.

1.2  Capital stock

Changes in the Bank’s capital stock during the last five fiscal years are as follows:

Date of
Stockholders’ Meeting deciding on the issuance	Registration with the Public Registry of Commerce (RPC)	Form of placement	Amount	Total
Capital Stock as of December 31, 2011:				536,878
03-26-2012	03-27-2014	(1)	50,410
03-26-2012	03-27-2014	(2)	(50,410)	536,878	(2)

(1)	Due to the merger of Inversora Otar S,A, into BBVA Francés.

(2)	The amount of Capital Stock as of March 31, 2016, is fully paid in and authorized for public offering by National Securities Commission (CNV).

1.3 Registration with CNV as Settlement and Clearing Agent - Comprehensive

The Capital Markets Law Nr, 26,831, enacted on December 28, 2012 and then regulated by CNV’s General Resolution Nr, 622/13 on September 5, 2013 sets forth, in its Section 47 that agents are under a duty to register with the CNV for interacting with the market in any of the modalities established in CNV’s General Resolution Nr, 622/13, On September 9 and 19, 2014, the Bank was finally registered as Mutual Funds’ Custodian Agent, and Settlement and Clearing Agent – Comprehensive, respectively, under numbers 4 and 42.

1.4 Responsibility of stockholders

BBVA Francés is a corporation established under the laws of the Argentine Republic, and the responsibility of its stockholders is limited to the value of the paid - in shares, in accordance with Law Nr, 19,550, As a result, in compliance with Law Nr, 25,738, it is hereby informed that neither the foreign capital majority stockholders nor the local or foreign stockholders will respond, in excess of the mentioned paid-in stockholding, for the liabilities arising out of the transactions performed by the financial institution.

2.	SIGNIFICANT ACCOUNTING POLICIES

2.1 Restatement of the financial statements in equivalent purchasing power

The financial statements have been taken from the Bank’s books of account in conformity with the standards of the BCRA.

By Communication “A” 3921 of the BCRA and General Resolution Nr, 441/03 of the CNV, in compliance with Decree 664/03 of the Federal Executive, application of the restatement method on financial statements in equivalent purchasing power has been suspended as from March 1, 2003.

Argentina’s professional accounting standards require applying Technical Pronouncement Nr, 6 of the Argentine Federation of Professional Councils in Economic Sciences (F,A,C,P,C,E,) (as amended by Technical Resolution Nr, 19) which sets forth that financial statements are to be restated in constant currency when the country’s economic environment exhibits certain characteristics, A prerequisite for the application of this pronouncement is that inflation as accumulated throughout a 3-year period, measured by the so-called Domestic Wholesale Price Index (IPIM) published by Argentina’s Official Statistics Bureau (INDEC)–the National Statistics and Censuses Institute- attains or exceeds 100%, As per the latest information released by the INDEC, inflation accumulated in the period October 31, 2012 to October 31, 2015, measured by the above-mentioned index is 66%. Therefore, the prerequisite for restatement into constant currency of the information contained in the financial statements is not satisfied. The above notwithstanding, it should be noted that if this prerequisite were satisfied, the restatement will be mandatory.

2.2 Comparative information

In accordance with BCRA Communication “A” 4667 and amendments, the Balance Sheet and the Exhibits that so specify include the comparative information as of December 31, 2015, while the Statements of Income, Changes in Stockholders’ Equity and Cash and cash equivalents flow show comparative information as of March 31, 2015.

2.3 Valuation methods

The main valuation methods used in the preparation of the financial statements have been as follows:

a)	Foreign currency assets and liabilities:

As of March 31, 2016 and the end of the previous fiscal year, such amounts were translated into pesos at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of each fiscal year, The exchange differences were charged to income (loss) for the period or fiscal year.

b)	Government and private securities:

●

Holdings booked at fair value and instruments issued by the BCRA at fair value: they were valued based on current listed prices or the prevailing present value for each security as of March 31, 2016 and the end of the previous fiscal year, Differences in listed prices were credited/charged to income for the period or fiscal year.

●

Holdings booked at amortized cost and instruments issued by the BCRA at amortized cost: as of March 31, 2016 and the end of the previous fiscal year, these were valued using the amount of initial recognition, rose on the basis of the interest accrued as per the internal rate of return.

●

Investments in listed private securities, equity and debt instruments: they were valued based on current listed prices as of March 31, 2016 and the end of the previous fiscal year, Differences in listed prices were charged to income for the period or fiscal year.

c)	Loans to Government Sector:

Federal Government secured loans – Decree Nr, 1387/2001:

As of March 31, 2016 and the end of the previous fiscal year, the secured loans were valued at the highest amount resulting from a comparison between the present value as estimated by BCRA and the book value in accordance with the provisions under BCRA’s Communication “A” 5180, In addition, the amount required to take their book values to their fair realizable values is recorded in a balancing account.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the periods in which it was generated, except interest on transactions in foreign currency, those whose maturity does not exceed 92 days, and adjustable assets and liabilities which were recognized on a linear basis.

e)	Benchmark stabilization coefficient (CER):

As of March 31, 2016 and the end of the previous fiscal year, receivables and payables have been adjusted to the CER as follows:

-

Federal government secured loans have been adjusted under Resolution Nr, 50/2002 of the Ministry of Economy, which resolved that the CER business 10 (ten) days prior to the maturity date of the related service will be considered for yield and repayments of the loans.

-

Federal Government Secured Bonds due in 2020: have been adjusted under Resolution Nr, 539/2002 of the Ministry of Economy, which resolved that the CER business 5 (five) days prior to the maturity date of the related service will be considered for yield and repayment of the bonds.

-	Deposits and other assets and liabilities: have been adjusted considering the CER prevailing as of March 31, 2016 and the end of the previous fiscal year.

f)	Allowance for loan losses and contingent commitments:

For loans, other receivables from financial transactions, receivables from financial leases, receivables from sale of property assets and contingent commitments: the allowances have been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance and the collaterals supporting the respective transactions, as provided by Communication “A” 2950 and supplemented of the BCRA.

g)	Instruments to be received and to be delivered for spot and forward transactions pending settlement:

-	In foreign currency: they were valued according to the benchmark exchange rate of the BCRA for each currency determined on the last business day of the end of the period or fiscal year.

-

Securities: with Holdings of government and private securities and Instruments issued by BCRA at fair value and at amortized cost: as of March 31, 2016 and the end of the previous fiscal year, they were valued according to the method described in 2,3,b).

h)	Amounts receivable and payable for spot and forward transactions pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of March 31, 2016 and the end of the previous fiscal year.

i)	Unlisted Corporate Bonds:

They were valued at acquisition cost plus income accrued but not collected as March 31, 2016 and the end of the previous fiscal year.

j)	Receivables from financial leases:

As of March 31, 2016 and the end of the previous fiscal year, they were valued at the present value of the sum of the periodical instalments and the unguaranteed residual value, calculated as per the conditions agreed upon in the respective leases, applying the implicit interest rate thereto.

k)	Investments in other companies:

-	Investments in controlled financial institutions, supplementary activities and authorized were valued based on the following methods:

●

BBVA Francés Valores S.A., Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings), PSA Finance Argentina Compañía Financiera S.A., BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión and Rombo Cía, Financiera S.A.: were valued by applying the equity method at the end of the period or fiscal year.

Although the Bank has a 40% interest ownership in the capital stock and votes of Rombo Cía, Financiera S,A,, operational and financial decisions at Rombo Cía, Financiera S,A, are taken together with this company’s majority shareholder on a joint control basis.

-	Investments in non controlled financial institutions, supplementary activities and authorized were valued according to the following methods:

●	Prisma Medios de Pago S.A. (formerly Visa Argentina S.A.) and Interbanking S.A.: were valued by applying the equity method at the end of the period or fiscal year.

●

Banco Latinoamericano de Comercio Exterior S.A.: was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in 2.3.a).

●	Other: valued at acquisition cost, without exceeding their recoverable value.

-	Other non controlled affiliates were valued based on the following methods:

●	BBVA Consolidar Seguros S,A,: was valued by applying the equity method at the end of each fiscal year.

●	S,W,I,F,T, S,C,R,L,: was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in 2,3,a).

l)	Premises and equipment and Other assets:

They have been valued at acquisition cost plus increases from prior-year appraisal revaluations, restated as explained in note 2,1, less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned (see Exhibit F), without exceeding their recoverable value.

m)	Intangible assets:

They have been valued at acquisition cost less related accumulated amortization calculated in proportion to the months of estimated useful life of the items concerned (see useful life assigned in Exhibit G).

This caption included the differences arising from compliance with court-ordered measures arising from cases challenging the current rules and regulations applicable to deposits with the financial system in the framework of the provisions of Law Nr. 25,561, Decree Nr. 214/02 and supplementary provisions, The assets mentioned (calculated on the basis of the nominal difference between the exchange rate freely determined in the market and applied to the value of the deposit recorded in the books at that date) was amortized within the 60 monthly instalments starting in April 2003 in accordance with Communication “A” 3916 of the BCRA.

As of March 31, 2016 and the end of the previous fiscal year, these assets have been fully amortized, with the total accumulated amortization as of those dates amounting to 1,443,516 and 1,441,094, respectively.

The Bank, however, notifies that such amortization was solely calculated to comply with the regulations of the BCRA and that by no means does it imply a waiver to possible compensation or recovery of the exchange difference resulting from compliance with court orders corresponding to petitions for protection of civil rights or other court action derived from the mandatory conversion of bank deposits into pesos.

Pursuant to the decisions handed down by Argentina’s Supreme Court of Justice (“Massa, Juan Agustín v, Argentine Executive Branch – Executive Order 1570/ et al over action for the protection of constitutional rights (amparo) Law Nr, 16,986” and “Kujarchuk v, Argentine Executive Branch”), a calculation method was established for the payment of bank deposits that was different from the one that had been instituted by the Argentine Executive Branch.

As of March 31, 2016 and the end of the previous fiscal, the Bank has estimated this contingency and it has recorded allowances for the total amount.

The Bank expects that the Argentine State remedies the significant damage resulting from compliance with court-ordered measures on petitions for protection of civil rights and actions for relief, particularly due to the impact of differences in compensation or recovery as per the rulings in the above-mentioned actions and according to the law in relation to the “pesification” of the underlying deposits, In this regard, the Bank has informed of such financial damages to the relevant authorities, with reservation of rights.

n)	Derivative transactions (see note 12):

●	Interest rate swaps and Forward transactions:

1.	Interest rate swaps are recorded at the value resulting from the application of rates differences to residual notional amounts at the end of the period or fiscal year.

2.

Forward transactions receivable/payable in pesos without delivery of the underlying asset are recorded for the amount receivable or payable, as appropriate, arising from the difference between the agreed exchange rate and the exchange rate at the end of the fiscal year as applied to stated notional amounts.

●	Repo and Reverse Repo transactions

As of March 31, 2016 and the end of the previous fiscal year, the repos whose underlying assets are not subject to the volatilities published by BCRA were valued as per the cost of each transaction and the repos whose underlying assets are subject to volatility were recorded at their quoted value, Accrued premiums were charged to income (loss) for each period or fiscal year,

o)	Employee termination pay:

The Bank expenses employee termination pay as disbursed.

p)	Other liabilities:

They include the debit balances non arising out of transactions relating to the supply and demand of financial resources, plus the adjustments and interest payable accrued as of March 31, 2016 and the end of the previous fiscal year.

q)	Allowance for other contingencies:

It includes the estimated amounts to meet contingencies of probable occurrence that, if occurred, would give rise to a loss for the Bank.

r)	Stockholders’ equity accounts:

They are restated as explained in note 2,1, except for the “Capital Stock” and “Non capitalized contributions” accounts which have been kept at cost, The adjustment resulting from the restatement is included in the “Adjustment to Stockholders´ Equity – Adjustment to Capital Stock” account.

s)	Statement of Income Accounts:

-

As of March 31, 2016 and 2015, accounts accruing monetary transactions [(financial income (expense), service charge income (expense), provision for loan losses, administrative expenses, etc,)] were computed on the basis of their monthly accrual at historical rates.

-	Accounts reflecting the effect on income resulting from the sale, write-off, or use of non-monetary assets were computed based on the value of such assets, as mentioned in note 2,1.

-	Income from investments in subsidiaries was computed based on such companies’ income adjusted as explained in note 2,1.

t)	Earning per share:

As of March 31, 2016 and 2015, the Bank calculated the earning per share on the basis of 536,877,850 ordinary shares of $1 par value each, The net income for each period on those dates is as follows:

	03-31-2016	03-31-2015

Net income for the period	1,165,084	930,946
Earning per share for the period – (stated in pesos)	2.17	1.73

u)	Use of accounting estimates:

The preparation of the financial statements in accordance with the standards set forth by the BCRA require the Bank to use assumptions and estimates that affect certain assets such as allowances for doubtful loan and certain liabilities such as provisions for other contingencies as well as the reported amounts of income/loss during the period, Actual income/loss may differ from such estimates.

3.	DIFFERENCES BETWEEN BCRA ACCOUNTING STANDARDS AND ARGENTINE PROFESSIONAL ACCOUNTING STANDARDS

The Bank has prepared these financial statements by applying the regulations of the BCRA, which do not contemplate some of the valuation criteria established by the Argentine professional accounting standards.

The main differences between the regulations of the BCRA and the Argentine professional accounting standards are detailed below:

a)	Tax effects

As already indicated hereinbelow, in note 4.1., the Bank has received various communications from the BCRA pursuant to which that BCRA indicates that the capitalization of items arising from the application of the deferred tax method is not allowed, In accordance with Argentine professional accounting standards, a deferred tax asset should be recognized to the extent the reversal of temporary differences generates a future decrease in the tax effectively determined, As a result, the allowances set up by the Bank in this respect, for 232,300 and 246,300 as of March 31, 2016 and the end of the previous fiscal year, respectively, should be reversed.

Moreover, the effect on the income statement of the periods ended March 31, 2016 and 2015 would have been 14,000 and 16,800 (loss ), respectively.

b)	Derivative financial instruments

As explained in notes 2.3.n) and 12, as of March 31, 2016 and the end of the previous fiscal year, the Bank recorded the effects of interest rate swap agreements as established by the BCRA, Should the Bank had applied the Argentine professional accounting standards, the stockholders’ equity would have decreased in 22,266 and increased 32,906, respectively, By contrast, the effect of the application of the professional accounting standards on the income statement for the periods ended March 31, 2016 and 2015 would have been 10,640 and 1,039 (income), respectively.

4.	TAX MATTERS

4.1. Income tax

The Bank determined the charge for income tax by applying the statutory 35% rate to taxable income estimated for fiscal year considering the effect of temporary differences between valuation of assets and liabilities for accounting purposes and their taxable bases, The Bank considered as temporary differences those that have a definitive reversal date in subsequent years.

As of March 31, 2016 and 2015, the Bank recorded 498,000 and 452,000, respectively, in the Income tax caption as the estimate of the income tax charge payable to the tax authorities for these fiscal years.

As of March 31, 2016 and the end of the previous fiscal year, the Bank has booked 586,803 and 467,959, respectively, in the caption Other liabilities – Other – Accrued Taxes as a result of having netted the income tax withholdings and other withholdings applied to the Bank until such dates.

Besides, on June 19, 2003, the Bank received a note from the BCRA indicating that the capitalization of items arising from the application of the deferred tax method is not allowed.

On June 26, 2003, the Bank, based on the opinion of its legal counsel, responded the above mentioned note, indicating that in their opinion the rules of the BCRA do not prohibit the application of the deferred tax method generated by the recognition of temporary differences between the accounting and tax result, Subsequently, Resolution 118/03 of the Superintendent of

Financial and Exchange Institutions received on October 7, 2003 confirmed the terms of the note dated June 19, 2003, Consequently, as from that date the Bank set up an allowance for the net balance between the deferred tax assets and liabilities.

As of March 31, 2016 and the end of the previous fiscal year, the Bank recorded under Other Receivables (in the line Tax Prepayments) a taxable deferred asset amounting 232,300 and 246,300, respectively. Such amounts are made up as follows:

	03-31-2016	12-31-2015

Deferred tax assets	590,100	611,500
Deferred tax liabilities	(357,800)	(365,200)

Net deferred assets	232,300	246,300
Allowance	(232,300)	(246,300)

4.2. Tax on minimum presumed income

Tax on minimum presumed income (TOMPI) was established by Law Nr, 25,063 in the year ended December 31, 1998, for a ten-year term, On December 19, 2008 Law Nr, 26,426 established a one-year extension in TOMPI until December 30, 2009, In turn, Law Nr, 26,545, published in the Official Gazette on December 2, 2009 extended TOMPI for an additional ten-year period, This tax is supplementary to income tax: while the latter is levied on the taxable income for the year, TOMPI is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets, Therefore, the Bank’s tax obligation for each year will coincide with the highest of these taxes, The above Law provides that institutions governed by Financial Institutions Law must consider as a tax base 20% of their taxable assets, after deducting non-computable ones, However, if TOMPI exceeds income tax in a given year, the excess thereof may be computed as a payment on account of any income tax in excess of TOMPI that may occur in any of the following ten years.

In every year that net operating losses are offset, the tax benefit (the benefit of the effective rate on the net operating loss used) will be realized to the extent that income tax (net of the offsetting) equals or exceeds tax on minimum presumed income, but will be reduced by any excess of the latter over former.

On February 11, 2005, the Argentine Central Bank issued Communication “A” 4295 whereby it enabled, under certain rules, the accounting record of credits on Tax on Minimum Presumed Income.

As of March 31, 2016 and 2015, the Income tax assessed was higher than the TOMPI, Therefore, a provision was raised for Income tax.

4.3. Other tax issues

a)

On October 24, 2007, the Bank was notified by the Tax Bureau of the City of Buenos Aires of the commencement of a sua sponte tax assessment on a certain basis and partial in nature of the taxable income as regards turnover tax for the fiscal years 2002 and 2003, The Bank filed its defenses to the notice mentioned, which was ratified on October 6, 2008 through Resolution No, 3631-DGR 2008 containing the official assessment.

On April 28, 2009, the Court of Appeals with Federal Jurisdiction over Contentious Administrative Matters, Panel 3 handed down a judgment favourable to a petition filed by the Bank for the judge to suspend the effect of the decision made by administrative authorities until the appeal is decided, The judgment thus ordered that “…,subject to a sworn promise to comply … a) the Tax Bureau of the City of Buenos Aires must suspend the sua sponte assessment that has objected to the treatment afforded by BBVA Francés to the bonds received from the National Government in the terms of Decree Nr, 905-02 and the related foreign exchange gains/losses in all matters related to taxation for turnover tax purposes for the fiscal period 2002; b) therefore, the Tax Bureau of the City of Buenos Aires must abstain from demanding that the Bank should pay any amount due that may have arisen from the items above detailed”.

Also in this respect, on May 13, 2009, an action for a declaratory judgment was commenced by the Bank against the Tax Bureau of the City of Buenos Aires, currently being heard by the court with original Federal Jurisdiction over Contentious Administrative Matters Nr, 1, to procure a judgment ascertaining that a) the bonds received by the Bank from the National Government as compensation for the asymmetric conversion into pesos of assets and liabilities imposed by the Executive Order Nr, 905/2002 may not be levied with Turnover Tax in the Autonomous City of Buenos Aires; b) the foreign exchange gains/losses are a direct effect of the modification of the monetary system and therefore should not be levied with Turnover Tax in the Autonomous City of Buenos Aires.

On December 29, 2010, the Judge presiding over the court with original Federal Jurisdiction over Contentious Administrative Matters Nr, 1 handed down a new precautionary measure,

The Bank as well as its legal and tax advisors estimate that the Bank has made a reasonable interpretation of currently applicable rules and regulations concerning the fiscal periods objected to by the Tax Bureau of the City of Buenos Aires and do not expect an adverse financial impact in these respects.

As regards the remaining balance of the amount claimed, the Bank adhered to a scheme of payment in instalments that was settled on October 4, 2010.

b)

Afterwards, on December 28, 2012, the Bank was notified of Resolution Nr, 3253-DRG-2012 whereby the Tax Bureau of the City of Buenos Aires proceeded with a sua sponte assessment based on facts concerning the taxable basis for purposes of turnover tax for the fiscal years 2004 through 2010, The Entity appealed such resolution.

On February 3, 2015, the Bank was notified of the passage of Resolution Nr, 2014-3711-DGR, which conceded the appeal in part.

This Resolution was appealed by lodging a so-called “hierarchical appeal” with the head of the governmental agency in charge of raising public revenue, which was rejected, thus putting an end to the administrative stage.

For the sole purpose of being able to continue with the submission of the lawsuit , dated November 24, 2015, the Entity paid the amount claimed, which does not entail its acceptance of the claim.

The Bank as well as its legal and tax advisors estimate that the Bank has made a reasonable interpretation of currently applicable rules and regulations concerning the fiscal periods objected to by the Tax Bureau of the City of Buenos Aires and do not expect an adverse financial impact in these respects.

5.	BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

The breakdown of the items included under Other accounts which exceed 20% of the total amount of each item is as follows:

	03-31-2016	12-31-2015

a) INVESTMENTS IN OTHER COMPANIES

In controlled companies -supplementary activities	247,138	212,726
In other non-controlled companies- unlisted	75,338	59,186
In non-controlled companies-supplementary activities	21,758	21,758

Total	344,234	293,670

b) OTHER RECEIVABLES

Miscellaneous receivables	1,137,567	898,164
Guarantee deposits	871,166	733,597
Prepayments	475,509	500,632
Tax prepayments (1)	288,759	291,378
Loans to personnel	162,090	165,655
Advances to personnel	30,624	97,749
Other	2,484	367

Total	2,968,199	2,687,542

(1)	As of March 31, 2016 and the end of the previous fiscal year, it includes the deferred tax asset for 232,300 and 246,300, respectively (see note 4.1.)

	03-31-2016	12-31-2015

c) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS

Accounts payable for consumption	3,334,222	3,171,773
Other withholdings and collections at source	892,731	985,189
Collections and other operations for the account of third parties	1,121,511	1,778,719
Money orders payable	400,690	1,405,633
Social security payment orders pending settlement	120,050	8,471
Pending Banelco debit transactions	69,097	143,161
Loans received from Fondo Tecnológico Argentina (FONTAR) and Banco de Inversión y Comercio Exterior (BICE)	38,807	42,526
Funds raised from third parties	13,228	17,800
Accrued commissions payable	8,303	4,705
Loans received from Interamerican Development Bank (IDB)	6,465	6,983
Other	2,733	1,122

Total	6,007,837	7,566,082

d) OTHER LIABILITIES

Accrued taxes	900,822	757,219
Miscellaneous payables	1,081,047	852,051
Amounts collected in advance	771,964	808,695
Accrued salaries and payroll taxes	571,503	679,117
Other	2,335	2,688

Total	3,327,671	3,099,770

e) MEMORANDUM ACCOUNTS – DEBIT – CONTROL

Items in safekeeping	94,024,668	84,155,242
Securities representative of investments in custody safekeeping on behalf of the Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic	51,617,316	25,005,318
Checks not yet credited	5,009,801	5,385,156
Cash in custody on behalf of the BCRA	800,797	1,009,188
Checks drawn on the Bank pending clearing	775,536	666,247
Collections items	836,788	538,366
Other	234,464	202,445

Total	153,299,370	116,961,962

	03-31-2016	03-31-2015

f) SERVICE CHARGE INCOME

Commissions for hiring of insurances	146,228	157,598
Rental of safe-deposit boxes	52,529	41,496
Commissions on debit and credit cards	47,590	21,372
Commissions for transportations of values	11,939	10,126
Commissions for loans and guaranties	6,024	9,458
Commissions for capital market transactions	3,842	7,647
Commissions for escrow	9,486	5,370
Commissions for salary payment	2,754	2,427
Commissions earned by direct debt	5,431	3,576
Commissions for interbanking services	3,888	2,889
Transfer fees	2,470	2,185
Other	20,715	11,405

Total	312,896	275,549

g) SERVICE CHARGE EXPENSE

Turn-over tax	110,500	85,567
Insurance paid on lease transactions	46,146	33,226
Other	6,714	6,321

Total	163,360	125,114

h) OTHER INCOME

Income from the Credit Card Guarantee Fund	60,184	11,799
Earning per payment orders	19,432	28
Related parties expenses recovery	14,972	14,036
Interest on loans to personnel	6,961	7,370
Rental	978	767
Other	5,088	1,882

Total	107,615	35,882

i) OTHER EXPENSE

Charges for administrative, disciplinary and criminal penalties (2)	--,--	48,817
Deferred income tax (1)	14,000	16,800
Private health insurance for former employees	4,369	3,636
Insurance losses	6,831	2,962
Turn-over tax	6,100	2,191
Donations	2,607	1,953
Other	10,198	9,377

Total	44,105	85,736

(1)	Offset by the same amount recorded in the account Loans recovered and reversal of allowances from other Income category.

(2)	See note 6,1,

6.	PENALTIES IMPOSED ON THE BANK AND ADMINISTRATIVE PROCEEDINGS INSTITUTED BY THE BCRA,

In compliance with the requirement imposed by the Argentine Central Bank’s Communication “A” 5689, issued on January 8, 2015, the following is a detail of the administrative and/or disciplinary penalties as well as the sentences imposed by criminal trial courts, enforced or brought by the Argentine Central Bank, the Financial Information Unit (UIF) and the Argentine Securities Commission (CNV) of which the Bank has been notified:

6.1.	Penalties enforced against the Bank

●

On April 21 and 29, 2010, by virtue of Resolutions Nr, 43/10 and 44/10 the Bank was notified of the commencement of two enforcement action proceedings instituted by the Financial Information Unit (UIF) against BBVA Francés arising from two wire transfers received by two customers in their respective sight accounts on November 22, 2007.

It has been the UIF’s understanding that the profile of the customers, as defined, and the supporting documentation submitted by the Bank do not coincide with the possibility of receiving such wire transfers.

In due time, the Bank filed its defenses, offered evidence and petitioned for an acquittal, In addition, the Bank called for the enforcement in this case of the same guarantees available in court proceedings, argued that the statute of limitations applicable to punishable offenses had run out and further claimed that Law Nr, 25,246 is unconstitutional when it comes to the scale of penalties imposed.

On October, 13 and September, 14 2010, the Bank was served with the Resolutions Nr, 181/10 and 169/10 adopted by the UIF whereby BBVA Francés was ordered to pay a fine for an amount equivalent to one time the transactions objected for the amounts of 39,393 and 9,174, respectively.

On the basis of its legal advisors’ opinion, on October 28 and November 25, 2010, the Bank lodged with the Court of Appeals with Federal Jurisdiction over Contentious Administrative Matters a direct appeal against the UIF’s Resolutions in connection with the wire transfers for 9,174 and 39,393, respectively, in accordance with the provisions under Section 25 of Law Nr, 25,246.

On July 16, 2015, the Court of Appeals with Federal Jurisdiction over Contentious Administrative Matters, Panel IV repealed UIF’s Resolution No, 181/10, and thus the fine previously imposed was rendered ineffective, On September 22, 2015, the court decided to reject the extraordinary appeals filed by the UIF against such decision. The UIF lodged an appeal with the Supreme Court of Justice claiming that its prior appeals had been unfairly rejected. On February 16, 2016, the Supreme Court of Justice rejected such appeal. Consecuently the sentence issued by de Panel IV, which rejected the fine imposed, has became final.

The Bank and its legal advisors have concluded that the analysis of the transactions involved has been made in compliance with applicable legal regulations and that no Suspicious Transaction Report (“ROS”, for its Spanish acronym) has proven necessary, For such reason, the Bank does not expect any adverse financial impacts in this respect, The above notwithstanding, to comply with the provisions under Communication “A” 5689 of the Argentine Central Bank, the Bank has raised a provision for 9,174.

It must be mentioned that the Regulatory Compliance Officer designated as of that date was also sanctioned in both cases.

6.2.	Administrative Proceedings commenced by the BCRA

●

“Banco Francés S,A, over breach of Law Nr, 19,359”, Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on February 22, 2008 and identified under Nr, 3511, File 100,194/05, on grounds of a breach of the Criminal Foreign Exchange Regime of foreign currency by reason of purchases and sales of US Dollars through BCRA in excess of the authorized amounts, These total 44 transactions involving the branches 099, 342, 999 and 320, Accused of these breaches stand BBVA Banco Francés S,A, and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) two Territory Managers, (ii) four Branch Managers, (iii) four Heads of Back-Office Management and (iv) twelve cashiers, On August 21, 2014, the trial court acquitted all the accused from all charges, The State Attorney’s Office filed an appeal and the Panel A of the Appellate Court with jurisdiction over criminal and economic matters confirmed the Bank’s and the involved officers’ acquittal from all charges, The State Attorney’s Office lodged an extraordinary appeal which was granted and, as of the date of these financial statements, is being heard by the Supreme Court of Justice.

●

“Banco Francés S,A, over breach of Law Nr, 19,359”, Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank, notified on October 9, 2009 and identified under Nr, 4157, File 100,778/05 objecting certain transactions channeled through the so-called “MULC” (initials standing for Single and Free-Floating Foreign Exchange Market) with individuals and legal entities that were not allowed to operate in the MULC, The period observed is January through April 2004, Accused of these breaches stand BBVA Banco Francés S,A, and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Foreign Trade Manager and (ii) two Foreign Trade area employees, The Court of Appeals in Economic-Criminal Matters rendered a decision on the jurisdictional issue raised by the randomly selected court ordering the joinder of exchange-criminal proceedings Nos, 4157, 4181, 4693, 5019, 5079 and 5719 and that the proceedings be heard by the Court in Economic-Criminal Matters No, 6, Court Office No, 11, File No, 1101/12, The Court in Economic-Criminal Matters No, 6 scheduled the in camera hearings, which ended on December 30, 2015, and the proceedings were set for entry of judgment.

●

“BBVA Banco Francés S,A, over breach of Law Nr, 19,359”, Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank, notified on November 30, 2009 and identified under Nr, 4181, File N° 100,309/06 which alleges a departure from currently applicable foreign exchange regulations in connection with foreign trade transactions conducted by SULFACID S,A,C,I,F,y C,, on charges of failure to comply with currently applicable rules and regulations when the company paid 4 pre-financing installments directly abroad without passing through the channels in the Argentine Republic, Accused of these breaches stand BBVA Banco Francés S,A, and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Foreign Trade Manager and (ii) three Foreign Trade area employees, The Court of Appeals in Economic-Criminal Matters rendered a decision on the jurisdictional issue raised by the randomly selected court ordering the joinder of exchange-criminal proceedings Nos, 4157, 4181, 4693, 5019, 5079 and 5719 and that the proceedings be heard by the Court in Economic-Criminal Matters No, 6, Court Office No, 11, File No, 1101/12, The Court in Economic-Criminal Matters No, 6 scheduled the in camera hearings, which ended on December 30, 2015, and the proceedings were set for entry of judgment.

●

“Banco Francés S,A, over breach of Law Nr, 19,359”, Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on December 1, 2010 and identified under Nr, 4539, File N° 18,398/05 where charges focus on simulated foreign exchange transactions through false statements in their processing incurred by personnel from five branches in Mar del Plata, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6, Accused of these breaches stand BBVA Banco Francés S,A,, the five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Retail Bank Manager, (ii) the Territorial Manager, (iii) the Zone Manager, (iv) a Commercial Aide to the Zone Manager, (v) five Branch Managers, (vi) four Back-Office Branch Managers, (vii) five Main Cashiers and (viii) one cashier, The discovery period was closed and the proceedings will be soon submitted to federal local courts.

●

“BBVA Banco Francés S,A, over breach of Law Nr, 19,359”, Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on December 1, 2010 and identified under Nr, 4524, File N° 3,406/06 where charges focus on simulated foreign exchange transactions, conducted in the name of a deceased, perpetrated by personnel from the Branch 240—Mendoza -, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6, Accused of these breaches stand BBVA Banco Francés S,A,, five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Retail Bank Manager, (ii) the Territorial Manager, (iii) the Zone Manager, (iv) the Branch Manager, (v) the Back Office Branch Manager and (vi) the Main Cashier, The period for proffering and producing evidence came to a close and the matter is being heard by the Federal Court of Mendoza.

●

“Banco Francés S,A, over breach of Law Nr, 19,359”, Administrative Proceedings for Foreign Exchange Offense brought against BBVA Francés notified on July 12, 2011 and identified under Nr, 4693, File N° 101,415/10 on grounds of a breach of the Criminal Foreign Exchange Regime –foreign currency- by reason of “Investments made by Non-Residents Applied to the Purchase of Real Estate” in breach of the provisions under Communication “A” 4359, Accused of these breaches stand BBVA Banco Francés S,A, and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Foreign Trade Manager and (ii) a Foreign Trade Area officer, The Court of Appeals in Economic-Criminal Matters rendered a decision on the jurisdictional issue raised by the randomly selected court ordering the joinder of exchange-criminal proceedings Nos, 4157, 4181, 4693, 5019, 5079 and 5719 and that the proceedings be heard by the Court in Economic-Criminal Matters No, 6, Court Office No, 11, File No, 1101/12, The Court in Economic-Criminal Matters No, 6 scheduled the in camera hearings, which ended on December 30, 2015, and the proceedings were set for entry of judgment.

●

“Banco Francés S,A, over breach of Law Nr, 19,359”, Administrative Proceedings for Foreign Exchange Offense brought against BBVA Francés notified on July 6, 2012 and identified under Nr, 5019, File 100,865/06, on grounds of a breach of the Criminal Foreign Exchange Regime due to sales of bank notes in the possession of residents and repatriation of investments by residents associated to the customer Líneas de Transmisión del Litoral S,A,, violating the provisions under the Argentine Central Bank’s Communications “A” 4359 and 4377, Accused of these breaches stand BBVA Banco Francés S,A, and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Foreign Trade Manager and (ii) a Foreign Trade Area officer, The Court of Appeals in Economic-Criminal Matters rendered a decision on the jurisdictional issue raised by the randomly selected court ordering the joinder of exchange-criminal proceedings Nos, 4157, 4181, 4693, 5019, 5079 and 5719 and that the proceedings be heard by the Court in Economic-Criminal Matters No, 6, Court Office No, 11, File No, 1101/12, The Court in Economic-Criminal Matters No, 6 scheduled the in camera hearings, which ended on December 30, 2015, and the proceedings were set for entry of judgment.

●

“BBVA Banco Francés S,A, over breach of Law Nr, 19,359”, Administrative Proceedings for Foreign Exchange Offense brought against BBVA Francés notified on August 29, 2012 and identified under Nr, 5079, File 101,575/07, on grounds of a breach of the Criminal Foreign Exchange Regime by reason of having settled new transactions as pre-financing for exports for the benefit of Esso Petrolera Argentina S,R,L,, without previously regularizing the pending overdue shipments according to the type of export which breaches Paragraph 8 of Communication “A” 4443 of the Argentine Central Bank, Accused of these breaches stand BBVA Banco Francés S,A, and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Foreign Trade Manager and (ii) a Foreign Trade Area officer, The Court of Appeals in Economic-Criminal Matters rendered a decision on the jurisdictional issue raised by the randomly selected court ordering the joinder of exchange-criminal proceedings Nos, 4157, 4181, 4693, 5019, 5079 and 5719 and that the proceedings be heard by the Court in Economic-Criminal Matters No, 6, Court Office No, 11, File No, 1101/12, The Court in Economic-Criminal Matters No, 6 scheduled the in camera hearings, which ended on December 30, 2015, and the proceedings were set for entry of judgment.

●

“BBVA Banco Francés SA Over breach of Law Nr, 19,359”, Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on July 26, 2013 and identified under Nr, 5406, File N° 100,443/12 where charges focus on simulated foreign exchange transactions through false statements in their processing incurred by personnel in Branch 087 - Salta -, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6, Accused of these breaches stand BBVA Banco Francés S,A, and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Branch Manager (ii) the Back Office Management Head, (iii) the Main Cashier and (iv) two cashiers, The period for proffering and producing evidence came to a close and the Argentine Central Bank must send it to Salta’s Federal Court.

●

“BBVA Banco Francés S,A, over breach of Law Nr, 19,359”, Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on September 20, 2013 and identified under Nr, 5472, File N° 100,969/09 where the charges consist in allegedly having channeled foreign exchange transactions with “Compañía de Seguros La Mercantil Andina S,A,” in September 2007, that allegedly exceed the monthly limit imposed by Communication “A” 4128, without the Argentine Central Bank’s previous consent, Accused of these breaches stand BBVA Banco Francés S,A, and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Foreign Trade Manager and (ii) a Foreign Trade Area officer. The case is pending before the Economical Criminal Court N° 6, file 1101/12, Secretariat N°11, set for entry of judgement.

●

“BBVA Banco Francés S,A, over breach of Law Nr, 19,359”, Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on February 21, 2014 and identified under Nr, 5706, File N° 100,134/11, The charges consist in having presumably operated with foreign exchange on January 18, 2010 despite failing to make available to the Argentine Central Bank the excess in its General Foreign Exchange Position incurred on January 15, 2010, allegedly breaching Communications “A” 4646, “A” 4814 and “C” 37587, Accused of these breaches stand BBVA Banco Francés S,A, and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Director of Global Markets, (ii) the Head of the Market Management Area and (iii) the Head of the Trading Area. The period for proffering and producing evidence came to a close and the matter is being head by the Economic-Penal Justice in Buenos Aires City.

●

“BBVA Banco Francés S,A, over breach of Law Nr, 19,359”, Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on April 11, 2014 and identified under Nr, 5719, File N° 100,078/14, The charges consist in allegedly failing to comply with the duty to report two transactions conducted by H,C,I, S,A,, which would entail failure to comply with Decree 616/05 and the Argentine Central Bank’s Communications “A” 4359, “A” 4377 and “A” 4762 which mandate a mandatory deposit of 30% of all foreign currency inflows from abroad for application to the acquisition of fixed assets, Accused of these breaches stand BBVA Banco Francés S,A, and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Foreign Trade Manager and (ii) a Foreign Trade Area officer, The Court of Appeals in Economic-Criminal Matters rendered a decision on the jurisdictional issue raised by the randomly selected court ordering the joinder of exchange-criminal proceedings Nos, 4157, 4181, 4693, 5019, 5079 and 5719 and that the proceedings be heard by the Court in Economic-Criminal Matters No, 6, Court Office No, 11, File No, 1101/12, The Court in Economic-Criminal Matters No, 6 scheduled the in camera hearings which ended on December 30, 2015 and the proceedings were set for entry of judgment.

●

“BBVA Banco Francés S,A, over breach of Law Nr, 19,359”, Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on March 3, 2015 and identified under Nr, 6082, File Nr, 100,091/12, The charge consists in having presumably conducted transactions that exceeded the US$ 2,000,000 limit in the course of the calendar month on behalf of the firm LUFKIN ARGENTINA S,A,, plus the allegation of an excess of USD three hundred thousand, Accused of these breaches stand BBVA Banco Francés S,A, and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Foreign Trade Manager and (ii) three Foreign Trade Area officers. o date the case is pending before the Economic Criminal Court No. 7, Secretariat No. 13 , File No 1184/15 and the judge hearing the case was reported. Hearing has been set personal knowledge of the accused for May 31, 2016.

●

“BBVA Banco Francés S,A, over breach of Law No, 19,359”, Administrative Proceedings for foreign exchange offense by the Argentine Central Bank, notified on December 23, 2015 and identified under No, 6666, File No, 101,027/13, The proceedings were brought for allegedly having completed operations under Code 631 “Professional and technical business services” from SIKA ARGENTINA S,A, against the applicable exchange regulations (Communications “A” 3471, “A” 3826 and “A” 5264), Allegedly, the provision of the services has not been fully evidenced, Accused of these breaches stand BBVA Banco Francés S,A, and two of the Entity’s officers holding the positions described below on the date of the charges: (i) the Foreign Trade Manager and (ii) an officer of the Area. The Entity has submitted a written defense it is expected the proffering and producing evidence period.

●

“BBVA Banco Francés S,A, over breach of Law No, 19,359”, Administrative Proceedings for foreign exchange offense by the Argentine Central Bank, notified on December 23, 2015 and identified under No, 6684, File No, 100,068/13, The proceedings were brought for allegedly having completed operations under Code 631 “Professional and technical business services” from ROCA ARGENTINA S,A, against the applicable exchange regulations (Communications “A” 3471, “A” 3826 and “A” 5264), Allegedly, the provision of the services has not been fully evidenced, Accused of these breaches stand BBVA Banco Francés S,A, and two of the Entity’s officers holding the positions described below on the date of the charges: (i) the Foreign Trade Manager and (ii) an officer of the Area. The Entity has submitted a written defense it is expected the proffering and producing evidence period.

The Bank and its legal advisors estimate that made a reasonable interpretation of the applicable regulations in force and do not expect an adverse financial impact on these senses.

7.	RESTRICTIONS ON ASSETS

As of March 31, 2016 and the end of the previous fiscal year, there are Bank’s assets, which are restricted as follows:

a)

The Government and Private Securities account includes 99,200 and 102,590 in bonds issued by the Argentine Government in pesos maturing in 2016, respectively, allocated to the guarantee required to act as custodian of investment securities related to Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic and Safe Keeping of bills.

b)

The Bank appropriated 19,313 and 19,983, respectively, in Guaranteed Bonds maturing in 2020, to secure loans arranged under the Credit Global Program to micro, small and medium businesses given by the Interamerican Development Bank (IDB).

c)	The Bank appropriated 245,262 and 253,764, respectively, in Guaranteed Bonds maturing in 2020, to secure loans granted by the so-called “Bicentennial Fund”.

d)

The Bank has also appropriated accounts, deposits and trusts for 1,868,206 and 1,659,774, respectively, as security for activities related to credit card operations, automated clearing houses, non-deliverable forwards and futures and lawsuits.

8.	TRANSACTIONS WITH SUBSIDIARIES AND PARENT COMPANIES (ART, 33 OF LAW Nr, 19,550)

The balances as of March 31, 2016 and the end of the previous fiscal year, for transactions performed with subsidiaries and parent companies are as follows:

	Balance Sheet				Memorandum Accounts (1)
	Assets		Liabilities
Company	2016	2015	2016	2015	2016	2015

BBVA	331,789	2,703	708,770	268,696	71,493	85,462
BBV América S,L,	--,--	--,--	119,253	119,253	15,643,181	14,379,085
BBVA Francés Valores S,A	23	12	125	64	14,523	13,513
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S,A, (undergoing liquidation proceedings)	2	1	437	1,207	35,943	3,527
BBVA Francés Asset Management S,A, Sociedad Gerente de Fondos Comunes de Inversión	943	901	18,858	17,523	119,978	100,145
BBVA Consolidar Seguros S,A,	19,939	15,665	7,723	12,310	53,206	22,544
PSA Finance Argentina Cía, Financiera S,A,	586,402	709,035	1,553	7,235	1	--,--
Rombo Cía, Financiera S,A,	941,172	1,032,918	14,188	17,407	296,300	296,300

(1)	Includes Items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations, Guaranties given covered by debtor classification regulations and Derivatives.

9.	BANK DEPOSITS GUARANTEE INSURANCE SYSTEM

The Bank is included in the Deposit Guarantee System established by Law 24,485, Regulatory Decrees Nr, 540/95, Nr, 1292/96 and 1127/98 and BCRA’s Communication “A” 5659.

Such law provided for the creation of the Company Seguros de Depósitos Sociedad Anónima (SEDESA) for purposes of managing the Deposit Guarantee Fund (DGF), whose shareholders, in accordance with the changes introduced by Decree Nr, 1292/96, shall be the BCRA with one share as a minimum and the trustees of the trust created by the financial institutions in the proportion to be determined for each by the BCRA according to their contributions to the DGF.

That Company was incorporated in August 1995 and the Bank holds a 8.8649% interest in its capital stock.

The Deposit Guarantee System, which is limited, compulsory and onerous, has been created for purposes of covering the bank deposit risks subsidiarily and complementarily to the deposit protection and privilege system established by the Financial Institutions Law.

The guarantee shall cover the repayment of principal disbursed plus interest accrued through the date of revoking of the authorization to operate or through the date of suspension of the institution through application of section 49 of the BCRA’s Charter provided that the latter had been adopted earlier than the former without exceeding the amount of pesos a three hundred and fifty thousand, Regarding operations in the name of two or more people, the guarantee shall be prorated between the holders, In no event shall the total guarantee per person exceed the above-mentioned amount, whatever the number of accounts and/or deposits.

On April 7, 2016, the Argentine Central Bank laid down Communication “A” 5943 providing that financial institutions were required to set aside an ordinary contribution to the deposit guarantee insurance equal to 0.015% of their monthly average of daily balances of the items detailed in said regulation. Effective May 1, 2016, the guarantee referred to in the preceding paragraph was increased to 450,000.

10.	TRUST ACTIVITIES

On January 5, 2001, the BCRA’s Board of Directors issued Resolution Nr, 19/01, providing for the exclusion of Mercobank S,A,’s senior liabilities under the terms of section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks, Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S,A, as settle and the Bank as trustee in relation to the exclusion of assets as provided in the resolution above-mentioned, As of March 31, 2016 and the end of the previous fiscal year, the assets of Diagonal Trust amount to 2,427, considering its recoverable value.

Besides, the Bank in its capacity as Trustee in the Corp Banca Trust recorded the selected assets on account of the redemption in kind of participation certificates for 4,177 as of As of March 31, 2016 and the end of the previous fiscal year.

Besides, the Bank acts as trustee in 13 non-financial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be settled with and up to the full amount of the corpus assets and the proceeds therefrom, The non financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settler) vis-à-vis the creditors (beneficiaries) are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settler or to whom it may indicate, The trust assets represent about 155,553 and 151,400 as of March 31, 2016 and the end of the previous fiscal year, respectively, respectively, consist of cash, creditors’ rights, real estate and shares.

11.	CORPORATE BONDS

On July 15, 2003, an Extraordinary Stockholders’ Meeting approved the setting up of a Program for the issuance and re-issuance of ordinary Corporate Bonds (non-convertible into shares) with ordinary guarantee, or such guarantees as may be decided by the Bank, and unsecured Subordinated Corporate Bonds, convertible or not into shares, During the life of the Program, which was 5 (five) years, it was possible to issue and re-issue any number of series and/or classes of Corporate Bonds as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption does not exceed at any time US$ 300,000,000 (or the equivalent thereof in other currencies), The Program was approved by CNV Resolution Nr, 14,967 dated November 29, 2004.

The Global Program was amended according to the resolutions adopted by the Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007; extended for 5 (five) years by resolution adopted by the Ordinary and Extraordinary Stockholders’ Meetings held on March 28, 2008 and on April 9, 2013 (approved by the CNV by Resolutions Nr, 16,010 and Nr, 17,127 dated November 6, 2008 and July 11, 2013, respectively); and the maximum amount of the issuance was successively increased from US$ 300,000,000 to US$ 500,000,000 and from US$ 500,000,000 to US$ 750,000,000 by resolution adopted by the Ordinary and Extraordinary Stockholders’ Meetings held on March 30, 2011 and March 26, 2012, respectively.

The following is a detail of the Corporate Bonds outstanding as of March 31, 2016 and the end of the previous fiscal year:

Detail	Date of issuance	Nominal Value (in thousands of pesos)	Due date	Rate	Interest payments

Class 7	11/08/2013	250,000	11/08/2016	Private Badlar + nominal 4,24% per annum	Quarterly

Class 9	02/11/2014	145,116	02/11/2017	Private Badlar + nominal 4,70% per annum	Quarterly

Class 10	07/18/2014	233,750	01/18/2016	Private Badlar + nominal 2,50% per annum	Quarterly

Class 11	07/18/2014	165,900	07/18/2017	Private Badlar + nominal 3,75% per annum	Quarterly

Class 12	11/13/2014	130,286	05/13/2016	Private Badlar + nominal 2,53% per annum	Quarterly

Class 13	11/13/2014	107,500	11/13/2017	Private Badlar + nominal 3,75% per annum	Quarterly

Class 15	02/13/2015	144,875	11/13/2016	Private Badlar + nominal 4% per annum	Quarterly

Class 16	07/30/2015	204,375	07/30/2017	Private Badlar + nominal 3,75% per annum	Quarterly

Class 17	12/28/2015	199,722	06/28/2017	Private Badlar + nominal 3,50 % per annum	Quarterly

Class 18	12/28/2015	152,500	12/28/2018	Private Badlar + nominal 4,08 % per annum	Quarterly

The issued Corporate Bonds were fully subscribed and paid in and they will be fully amortized at maturity.

As provided for in the Corporate Bonds Law and the BCRA regulations, the proceeds obtained from the issuance of Classes 7, 9, 10, 11, 12, 13, 17 and 18 were applied to the reimbursement of time deposits, the proceeds from the issuance of Class 15 were applied to the grant of working capital loans and those obtained from the issuance of Class 16 were applied to the reimbursement Corporate Bonds Class 8.

As of March 31, 2016 and the end of the previous fiscal year, the outstanding principal and accrued interest amounts to 1,556,933 (in connection with Class 7, 9, 11, 12, 13, 15, 16, 17 and 18 of the Corporate Bonds) and 1,799,245 (in connection with Class, 7, 9, 10, 11, 12, 13,15,16,17 and 18 of the Corporate Bonds), respectively.

12.	DERIVATIVE FINANCIAL INSTRUMENTS

I.	Transactions as of March 31, 2016:

a)

Interest rate swaps for 791,305 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

These transactions have been valued in accordance with the criteria described in note 2.3.n.1.) recognizing the amount of 10 as income for the period.

The estimated fair value of said instruments amounts to 23,858 (Liabilities), For fair value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the period, the above transactions were recorded under “Memorandum Accounts - Debit Accounts – Derivatives – Interest rate swap” for 791,305.

b)

Interest rate swap for 28,757 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

Said transaction was consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and it has proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals, Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

As of the end of the period year the above transaction was recorded under “Memorandum Accounts - Debit Accounts –Derivatives – Interest rate swap” for 28,757,

c)

Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 4,429,529 and 5,520,632, which are recorded under “Memorandum Accounts - Debit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum Accounts - Credit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively.

These transactions have been concluded through the MAE (Mercado Abierto Electrónico ) and ROFEX ( Mercado a Término Rosario ), with daily settlement in pesos or settlement at maturity and valued in the manner described in note 2.3.n.2.). As of the end of the period, they generated a gain of 179,123.

d)

Forward sales of BCRA Bills under reverse repurchase agreements for 981,870, which are recorded under “Other liabilities from financial transactions – Instruments to be delivered for spot and forward sales to be settled”.

These transactions have been valued in accordance with the description in note 2.3.g) recognizing the amount of 34,861 as income for the period.

e)

Forward sales of BCRA Bills repurchase agreements for 1,630,423, which are recorded under “Other assets from financial transactions – Instruments to be delivered for spot and forward sales to be settled”.

These transactions have been valued in accordance with the description in note 2.3.g) recognizing the amount of 25,405 as income for the period.

II.	Transactions as of December 31, 2015:

a)

Interest rate swaps for 920,053 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts and interest rate swaps for 13,000 (Badlar versus Taxed Rate), maturing within a period not exceeding 1 year for which the Bank pays a fixed amount in accordance with changes in the Badlar, Encuesta rate, and receives a variable amount in accordance with changes in the Badlar, Encuesta rate.

These transactions have been valued in accordance with the criteria described in note 2.3.n.1.) recognizing the amount of 42,621 as income for the fiscal year.

The estimated fair value of said instruments amounts to 30,988 (Liabilities). For fair value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the fiscal year, the above transactions were recorded under “Memorandum Accounts - Debit Accounts – Derivatives – Interest rate swap” for 933,053.

b)

Interest rate swap for 30,315 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

Said transaction was consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and it has proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

As of the end of the fiscal year the above transaction was recorded under “Memorandum Accounts –Debit Accounts –Derivatives – Interest rate swap” for 30,315.

c)

Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 5,809,784 and 5,843,638, which are recorded under “Memorandum Accounts - Debit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum Accounts - Credit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively.

These transactions have been concluded through the MAE (Mercado Abierto Electrónico ) and ROFEX ( Mercado a Término Rosario ), with daily settlement in pesos or settlement at maturity and valued in the manner described in note 2.3.n.2.). As of the end of fiscal year, they generated a gain of 493,406.

d)

The Bank does not carry any pending balances associated to repos in force at December 31, 2015. However, the transactions conducted at December 31, 2015 have yielded a 70,562 gain at the end of the fiscal year.

e)

The Bank does not carry any pending balances associated to reverse repos in force at December 31, 2015. However, the transactions conducted at December 31, 2015 have yielded a 43,503 loss at the end of the fiscal year.

13.	COMPLIANCE WITH CNV REQUIREMENTS

13,1	Minimum Stockholders’ Equity and Minimum of liquid assets:

According to CNV’s General Resolution Nr, 622/13, the minimum Stockholders’ Equity required to operate as “Settlement and Clearing Agent – Comprehensive” and “Mutual Funds’ Custodian Agent” would amount to 19,500 and the minimum of liquid assets required by those rules would be 8,000, This amount comprises Federal Government Bonds in Pesos Badlar + 200 bp maturing in 2016 and deposited with the account opened at Caja de Valores S,A, entitled “Depositor 1647 Brokerage Account 5446483 BBVA Banco Francés Minimum Counterbalancing Entry”, As of March 31, 2016 and the end of the previous fiscal year, the Bank’s Stockholders’ Equity exceeds the minimum amount imposed by CNV.

13,2	The Bank’s operations as Mutual Funds’ Custodian Agent

As of March 31, 2016 and the end of the previous fiscal year, in its capacity as Custodian Agent of “FBA Ahorro Pesos”, “FBA Renta Pesos”, “FBA Bonos Argentina”, “FBA Calificado”, “FBA Horizonte”, “FBA Acciones Latinoamericanas”, “FBA Acciones Argentinas” and “FBA Bonos Globales” managed by BBVA Francés Asset Management S,A, Sociedad Gerente de Fondos Comunes de Inversión, the Bank holds certificates of deposits, repos, shares, corporate bonds, government securities, indexes, deferred payment checks, securities issued by the BCRA, Cedears, ADRS, shares in mutual funds and financial trusts in safekeeping in the amount of 9,197,213 and 7,902,234, respectively, all of which making up the Fund’s portfolio and booked in “Memorandum Accounts - Debit Accounts -Control - Other”.

The Investment Funds´ equities are as follows:

	EQUITIES AS OF
INVESTMENT FUND	03-31-2016	12-31-2015
FBA Ahorro Pesos	7,952,027	5,458,819
FBA Renta Pesos	2,074,886	2,559,447
FBA BonosArgentina	572.503	269,797
FBA Calificado	301,799	299,372
FBA Horizonte	273,777	191,003
FBA Acciones Latinoamericanas	55,561	64,063
FBA Acciones Argentinas	10,264	3,066
FBA Bonos Globales	231	217

Total	11,241,048	8,845,784

14.	EARNINGS DISTRIBUTIONS

The Bank has in place an earnings distribution policy in line with the Bank’s vocation for sustained stockholder value, that at the same time allows the Bank’s financial condition to perform favourably so as to strive for business growth and the maintenance of consistently high liquidity and solvency standards in compliance with currently applicable rules and regulations.

Restriction on earnings distributions:

a)	On April 26, 2016, the Ordinary and Extraordinary Shareholders’ Meeting was held, approving the allocation of earnings as follows:

●	To Legal Reserve: 756,897
●	To Cash dividend: 900,000 (*)
●	To Voluntary reserve for future distributions of income: 2,127,590 (**)

(*) Subject to BCRA’s approval. See paragraph b) below.

(**)Depending on the amount eventually authorized by BCRA, 900,000 may be added to this amount.

b )

In accordance with the provisions of current regulations on “ Distribution of results” of the Central Bank , for the purposes of calculating the balance of distributable profits be made in non-accounting deductions form of the sum of the amounts recorded in the account earnings and the discretionary reserve for future distributions results, It also must be authorized by the Superintendency of Financial and Exchange in order to verify the correct application of the method described by the same for the distribution of results.

As of the date of these financial statements, the Entity has paid cash dividends for the year ended December 31, 2014.

15.	ACCOUNTS IDENTIFYING COMPLIANCE WITH MINIMUM CASH

The following are the items computed for Compliance with Minimum Cash Requirements according to the regulations of the BCRA, with their corresponding balances as of March 31, 2016 and the end of the previous fiscal year:

	03-31-16	12-31-15

COMPUTABLE COMPLIANCE IN PESOS

Special Guarantee Accounts	711,241	711,241
BCRA Checking Account	7,250,000	10,023,347
Special social security accounts	110,803	--,--

TOTAL	8,072,044	10,734,588

COMPUTABLE COMPLIANCE IN US DOLLARS (Stated in thousands of pesos)

Special Guarantee Accounts	60,836	52,697
BCRA Checking Account	9,629,569	12,460,754

TOTAL	9,690,405	12,513,451

COMPUTABLE COMPLIANCE IN EUROS (Stated in thousands of pesos)
BCRA Checking Account	89,584	75,574

TOTAL	89,584	75,574

16.	STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW

The Statements of Cash and cash equivalents flow explain the changes in cash and cash equivalents, For such purpose, a detail is supplied of the items that the Bank considers to be cash and cash equivalents:

	03-31-16	12-31-15	03-31-15	12-31-14

a) Cash and due from banks	23,342,924	27,942,617	12,840,510	12,525,541

b) Loans to financial sector, call granted maturity date less than three months	80,000	517,300	504,390	525,950

CASH AND CASH EQUIVALENTS	23,422,924	28,459,917	13,344,900	13,051,491

Item b) is considered to be cash equivalents because they it is held in order to meet short-term commitments, they are readily convertible in known cash amounts, they are subject to insignificant risk of changes in value and their maturity is less than three months.

17.	THE BANK’S DOCUMENTATION AND RECORDS – CNV RESOLUTION Nr, 629/14

CNV issued its General Resolution Nr, 629 on August 14, 2014 to introduce changes in its own rules governing the maintenance and safekeeping of corporate books, accounting records and business documentation, In this respect, it is reported that the Bank has sent the documentation that supports its operations for the periods still open to audit for safekeeping to Administradora de Archivos S,A, (AdeA), domiciled at Ruta 36 Km, 31,5 of Florencio Varela, Province of Buenos Aires.

In addition, it is put on record that a detail of the documentation delivered for safekeeping, as well as the documentation referred to in Article 5, Sub-article a,3), Section I of Chapter V of Title II of the CNV rules is available at the Bank’s registered office (Technical Rules 2013 as modified).

18.	IFRS CONVERGENCE IMPLEMENTATION PLAN,

On March 31, 2016, in compliance with the instructions given by the Argentine Central Bank through its Communication “A” 5844, as amended, the Entity submitted the required recognition and measurement adjustments to reconcile the balances of assets and liabilities to the balances that would arise from applying the International Financial Reporting Standards set forth in the Argentine Central Bank’s guidelines. The Entity’s Board of Directors has taken note of such report and of the progress made during the meeting held in March 2016.

19.	PURCHASE OF STOCK IN VOLKSWAGEN CREDIT COMPAÑÍA FINANCIERA S,A,

On May 20, 2015, the Bank executed a Stock Purchase Agreement with Grupo Volkswagen, Pursuant to this Stock Purchase Agreement, the Bank will acquire 51% of the capital stock of Volkswagen Credit Compañía Financiera S,A,, equivalent to 23,970,000 non-endorsable, registered, ordinary shares with par value $ 1 and the right to one vote per share, The transaction will be consummated after the consent by the Argentine Central Bank is received.

For the acquisition of these shares, a maximum price has been established at 53,040 which must be paid by the Bank at the closing of the transaction.

20.	PUBLICATION OF THE FINANCIAL STATEMENTS

As provided by Communication “A” 760, the previous intervention of the BCRA is not required for the publication of these financial statements.

21.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards of the BCRA and, except for the effect of the matters mentioned in note 3 to the stand – alone financial statements and note 2 to the consolidated financial statements, in accordance with the Argentine professional accounting standards, Certain accounting practices applied by the Bank that conform with the standards of the BCRA and with the Argentine professional accounting standards may not conform with the generally accepted accounting principles in other countries.

The effects of the differences, if any, between the accounting standards of BCRA and the generally accepted accounting principles in the countries in which the financial statements are to be used have not been quantified, Accordingly, they are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the countries of the users of the financial statements, other than Argentina.

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See note 21)

- Stated in thousands of pesos -

		Holding
Description	ID Caja de Valores	Market value or present value	Book balance as of 03-31-2016	Book balance as of 12-31-2015	Position without options	Final position

GOVERNMENT SECURITIES

Government securities at fair value

Local
In pesos
Secured Bonds maturing in 2020	2423		1,488,536		1,488,536	1,488,536
Federal Government Bonds in Pesos Badlar + 300 bp maturing in 2017	5467		757,215		814,725	814,725
Federal Government Bonds in Pesos Badlar + 275 bp maturing in 2018	5475		505,500		505,500	505,500
Federal Government Bonds in Pesos Badlar + 325 bp maturing in 2020	5476		456,345		456,345	456,345
Federal Government Bonds in Pesos Badlar + 200 bp maturing in 2016	5460		113,707		113,707	113,707
Peso-denominated Discount governed by Argentine Law maturing in 2033	45696		103,390		103,390	103,390
Other			52,303		52,303	52,303

Subtotal in pesos			3,476,996	2,894,594	3,534,506	3,534,506

In foreign currency
Federal Government Bonds in US Dollars 8,75% maturing in 2024	5458		231,253		--,--	--,--
Argentine Bond of Saving towards economic development	5456		221,730		221,730	221,730
Other			85,199		18,982	18,982

Subtotal in foreign currency			538,182	325,499	240,712	240,712

Subtotal Government securities at fair value			4,015,178	3,220,093	3,775,218	3,775,218

Government securities at amortized cost

Local
In pesos
Other			164		164	164

Subtotal in pesos			164	164	164	164

Subtotal Government securities at amortized cost			164	164	164	164

EXHIBIT A (Contd,)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See note 21)

- Stated in thousands of pesos -

		Holding
Description	ID Caja de Valores	Market value or present value	Book balance as of 03-31-2016	Book balance as of 12-31-2015	Position without options	Final position

Instruments issued by the BCRA

BCRA Bills
At fair value
Argentine Central Bank Bills due 04-13-16	46691		1,748,098		3,328,767	3,328,767
Argentine Central Bank Bills due 04-06-16	46682		746,768		1,128,311	1,128,311

Subtotal at fair value			2,494,866	5,975,561	4,457,078	4,457,078

Repurchase transactions
Argentine Central Bank Internal Bills due 06-01-16	46659		981,870		--,--	--,--

Subtotal repurchase transactions			981,870	--,--	--,--	--,--

At amortized cost
Argentine Central Bank Bills due 05-04-16	46692		2,845,243		2,843,130	2,843,130
Argentine Central Bank Bills due 04-27-16	46683		2,715,335		2,715,335	2,715,335
U.S. dollars BCRA Bills vto. 04-06-16 (Segment I)	46688		1,457,990		1,457,990	1,457,990
U.S. dollars BCRA Bills vto. 05-04-16 (Segment I)	46721		1,238,437		1,238,437	1,238,437
Argentine Central Bank Internal Bills due 06-15-16	46661		437,277		437,277	437,277
Argentine Central Bank Internal Bills due 04-13-16	46652		381,635		381,635	381,635
Argentine Central Bank Internal Bills due 06-01-16	46659		310,322		310,322	310,322
U.S. dollars BCRA Bills vto. 06-29-16 (Segment I)	46749		290,995		290,995	290,995
Argentine Central Bank Internal Bills due 07-13-16	46665		58,857		58,857	58,857
Argentine Central Bank Bills due 08-24-16	46724		49,386		49,386	49,386
Other			40,745		50,722	50,722

Subtotal at amortized cost			9,826,222	5,111,019	9,834,086	9,834,086

Subtotal instruments issued by the BCRA			13,302,958	11,086,580	14,291,164	14,291,164

TOTAL GOVERNMENT SECURITIES			17,318,300	14,306,837	18,066,546	18,066,546

EXHIBIT A (Contd,)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See note 21)

- Stated in thousands of pesos -

		Holding

Description	ID Caja de Valores	Market value	Book balance as of 03-31-2016	Book balance as of 12-31-2015	Position without options	Final position

INVESTMENTS IN LISTED PRIVATE SECURITIES

Other Equity instruments
Local
In pesos
Tenaris S,A,	40115		141		141	141

Subtotal in pesos			141	126	141	141

From abroad
In foreign currency

Other			54		54	54

Subtotal in foreign currency			54	48	54	54

Subtotal Equity instruments			195	174	195	195

TOTAL INVESTMENTS IN LISTED PRIVATE SECURITIES			195	174	195	195

TOTAL GOVERNMENT AND PRIVATE SECURITIES			17,318,495	14,307,011	18,066,741	18,066,741

EXHIBIT B

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF MARCH 31, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

	03-31-2016	12-31-2015

COMMERCIAL PORTFOLIO

Normal performance	30,752,697	28,048,594

Preferred collaterals and counter guaranties “A”	1,511,816	1,715,283
Preferred collaterals and counter guaranties “B”	1,368,798	1,259,431
Without senior security or counter guaranties	27,872,083	25,073,880

With special follow-up	14,825	15,957

Under observation	7,471	8,788

Preferred collaterals and counter guaranties “B”	4,224	5,419
Without senior security or counter guaranties	3,247	3,369

Negotiations for recovery or re-financing agreements underway	7,354	7,169

Preferred collaterals and counter guaranties “B”	6,205	859
Without senior security or counter guaranties	1,149	6,310

With high risk of uncollectibility	13,134	13,134

Preferred collaterals and counter guaranties “B”	7,105	7,105
Without senior security or counter guaranties	6,029	6,029

Uncollectible	5,505	5,506

Preferred collaterals and counter guaranties “B”	--,--	--,--
Without senior security or counter guaranties	5,505	5,506

Total	30,786,161	28,083,191

EXHIBIT B (Contd,)

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF MARCH 31, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

	03-31-2016	12-31-2015

CONSUMER AND HOUSING PORTFOLIO

Normal performance	31,334,423	31,510,894

Preferred collaterals and counter guaranties “A”	26,018	18,075
Preferred collaterals and counter guaranties “B”	2,643,694	2,605,846
Without senior security or counter guaranties	28,664,711	28,886,973

Low risk	313,264	211,609

Preferred collaterals and counter guaranties “B”	27,562	20,454
Without senior security or counter guaranties	285,702	191,155

Medium risk	214,694	179,566

Preferred collaterals and counter guaranties “B”	7,229	5,444
Without senior security or counter guaranties	207,465	174,122

High risk	120,614	117,743

Preferred collaterals and counter guaranties “B”	9,262	9,293
Without senior security or counter guaranties	111,352	108,450

Uncollectible	32,445	26,618

Preferred collaterals and counter guaranties “B”	8,102	9,479
Without senior security or counter guaranties	24,343	17,139

Uncollectible, classified as such under regulatory requirements	52	66

Without senior security or counter guaranties	52	66

Total	32,015,492	32,046,496

General Total (1)	62,801,653	60,129,687

(1) Items included: Loans (before allowances); Other receivables from financial transactions: Unlisted corporate bonds and Other receivables covered by debtor classification regulations; Receivables from financial leases (before allowances); Memorandum accounts - Credit - Contingent: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations,

EXHIBIT C

FINANCING FACILITIES CONCENTRATION

AS OF MARCH 31, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See note 21)

- Stated in thousands of pesos -

	03-31-2016		12-31-2015
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest clients	7,417,584	11,81%	6,522,757	10,85%

50 next largest clients	8,569,148	13,64%	7,079,649	11,77%

100 following clients	4,758,656	7,58%	4,428,163	7,36%

Remaining clients	42,056,265	66,97%	42,099,118	70,02%

Total (1)	62,801,653	100,00%	60,129,687	100,00%

(1)	See (1) in Exhibit B,

EXHIBIT D

BREAKDOWN BY FINANCING TERMS AS OF MARCH 31, 2016

(Translation of financial statements originally issued in Spanish - See note 21)

- Stated in thousands of pesos -

		Term remaining to maturity
Description	Past-due portfolio	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total

Government sector	--,--	33	--,--	--,--	74,820	--,--	--,--	74,853

Financial sector	--,--	395,043	256,271	321,622	1,023,788	91,234	--,--	2,087,958

Non financial private sector and residents abroad	180,154	30,029,033	7,427,331	5,022,852	4,273,192	6,154,561	7,551,719	60,638,842

TOTAL	180,154	30,424,109	7,683,602	5,344,474	5,371,800	6,245,795	7,551,719	62,801,653	(1)

(1)	See (1) in Exhibit B,

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES

AS OF MARCH 31, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish – See note 21)

- Stated in thousands of pesos -

								Information about the issuer

Concept		Shares				Amount			Data from last published financial statements

Identification	Description	Class	Unit face value	Votes per share	Number	03-31-2016	12-31-2015	Main business	Period / Fiscal year end	Capital stock	Stockholders’ equity	Income/ (Loss) for the period / fiscal year

	FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND AUTHORIZED

	Controlled
	Local										thousands of pesos

33642192049	BBVA Francés Valores S,A,	Common	500$	1	12,396	60,717	41,648	Stockbroker	03-31-2016	6,390	62,598	19,660
30663323926	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	Common	1$	1	35,425,947	9,805	10,484	Pensions fund manager	03-31-2016	65,739	18,195	9,252

30707847367	PSA Finance Arg, Cía Financiera S.A.	Common	1,000$	1	26,089	364,184	327,554	Financial institution	03-31-2016	52,178	728,367	73,259

30548590163	BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	Common	1$	1	230,398	176,616	160,594	Investment Fund Manager	03-31-2016	243	232,132	19,040
33707124909	Rombo Cía, Financiera S.A.	Common	1,000$	1	24,000	275,363	246,842	Financial Institution	03-31-2016	60,000	688,410	71,306

		Subtotal controlled				886,685	787,122

	Non controlled

	Local

30598910045	Prisma Medios de Pago S.A. (1)	Common	1$	1	1,571,996	14,206	14,206	Services to companies	12-31-2015	15,000	436,525	300,971
30690783521	Interbanking S.A.	Common	1$	1	149,556	7,304	7,304	Services	12-31-2014	1,346	232,398	186,398
	Other					248	248

	Foreign

30710156561	Banco Lat, de Comercio Exterior S,A,	Common B	87$	1	20,221	3,670	3,273	Banking institution	12-31-2015	3,641,140	12,639,963	1,352,312

		Subtotal noncontrolled				25,428	25,031

		Total in financial institutions, supplementary and authorized				912,113	812,153

	IN OTHER COMPANIES

	Non controlled

	Local

30500064230	BBVA Consolidar Seguros S,A,	Common	1$	1	1,301,847	75,155	59,023	Insurance	03-31-2016	10,651	615,011	339,834

	Foreign

17BE1002	S,W,I,F,T, S,C,R,L,	Common	1,283$	1	4	183	107	Financial messenger services	12-31-2014	141,590	3,342,790	297,550

		Subtotal non controlled				75,338	59,186

		Total in other companies				75,338	59,186

		Total investments in other companies				987,451	871,339

(1)	Refers to a irregular seven-month fiscal period, ended December 31, 2015.

EXHIBIT F

MOVEMENT OF PREMISES AND EQUIPMENT AND OTHER ASSETS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2016 AND

THE FISCAL YEAR ENDED DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See note 21)

- Stated in thousands of pesos -

Description	Net book value at beginning of fiscal year	Additions	Transfers	Decreases	Depreciation for the period		Net book value at 03-31-2016	Net book value at 12-31-2015
					Years of useful life	Amount

PREMISES AND EQUIPMENT

Real Estate	439,572	--,--	7,566	--,--	50	5,577	441,561	439,572
Furniture and Facilities	436,577	20,243	4,989	--,--	10	15,657	446,152	436,577
Machinery and Equipment	221,996	18,323	429	--,--	3 & 5	32,512	208,236	221,996
Automobiles	3,305	--,--	--,--	--,--	5	312	2,993	3,305

Total	1,101,450	38,566	12,984	--,--		54,058	1,098,942	1,101,450

OTHER ASSETS

Construction in progress	65,617	28,527	(20,821)	--,--	--,--	--,--	73,323	65,617
Advances to suppliers of goods	1,409,691	114,146	--,--	--,--	--,--	--,--	1,523,837	1,409,691
Works of Art	992	--,--	--,--	--,--	--,--	--,--	992	992
Leased assets	2,199	--,--	--,--	--,--	50	11	2,188	2,199
Property taken as security for loans	1,788	318	--,--	231	50	37	1,838	1,788
Stationery and office supplies	27,394	10,956	--,--	7,783	--,--	--,--	30,567	27,394
Other	12,945	--,--	7,837	7,901	50	44	12,837	12,945

Total	1,520,626	153,947	(12,984)	15,915		92	1,645,582	1,520,626

EXHIBIT G

MOVEMENT OF INTANGIBLE ASSETS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2016 AND

THE FISCAL YEAR ENDED DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See note 21)

- Stated in thousands of pesos -

Description	Net book value at beginning of fiscal year		Amortization for the period
		Additions	Years of useful life	Amount	Net book value at 03-31-2016	Net book value at 12-31-2015

Organization and development expenses (1)	236,598	42,041	1 & 5	18,903	259,736	236,598

Organization and development non-deductible expenses	--,--	2,422	--,--	2,422	--,--	--,--

Total	236,598	44,463		21,325	259,736	236,598

(1) This caption mainly includes costs from information technology projects and leasehold improvements,

EXHIBIT H

CONCENTRATION OF DEPOSITS

AS OF MARCH 31, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See note 21)

- Stated in thousands of pesos -

	03-31-2016		12-31-2015
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest clients	6,528,672	8,16%	8,232,045	10,72%

50 next largest clients	5,149,933	6,44%	6,314,531	8,22%

100 following clients	3,364,564	4,20%	3,484,729	4,54%

Remaining clients	64,974,250	81,20%	58,761,158	76,52%

TOTAL	80,017,419	100,00%	76,792,463	100,00%

EXHIBIT I

BREAKDOWN OF MATURITY TERMS OF DEPOSITS AND

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS

AS OF MARCH 31, 2016

(Translation of financial statements originally issued in Spanish - See note 21)

- Stated in thousands of pesos -

	Terms remaining to maturity
Description	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total

Deposits	70,111,819	8,325,868	1,327,089	243,203	9,440	--,--	80,017,419

Other liabilities from financial transactions

Argentine Central Bank	3,230	4,708	6,801	12,283	15,824	355	43,201

Banks and International Institutions	277,895	556,225	103,148	--,--	--,--	--,--	937,268

Unsubordinated corporate bonds	21,397	165,548	--,--	539,991	829,997	--,--	1,556,933

Financing received from local financial institutions	97,206	--,--	--,--	--,--	--,--	--,--	97,206

Other	5,964,946	4,788	7,671	12,519	16,197	3,031	6,009,152

Total Other liabilities from financial transactions	6,364,674	731,269	117,620	564,793	862,018	3,386	8,643,760

TOTAL	76,476,493	9,057,137	1,444,709	807,996	871,458	3,386	88,661,179

EXHIBIT J

MOVEMENT OF ALLOWANCES

FOR THE THREE MONTH PERIOD ENDEN MARCH 31, 2016

AND THE FISCAL YEAR ENDED DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See note 21)

- Stated in thousands of pesos -

				Decreases		Book value
Description	Book value at beginning of fiscal year	Increases (6)		Reversals	Applications	03-31-2016	12-31-2015
DEDUCTED FROM ASSETS
Government securities
– For impairment value	212	6	(5)	--,--	--,--	218	212

Loans
– Allowance for doubtful loans	1,079,625	165,344	(1)	--,--	91,657	1,153,312	1,079,625

Other receivables from financial transactions
– Allowance for doubtful receivables and impairment	3,789	--,--	(1)	89	--,--	3,700	3,789

Receivables from financial leases
– Allowance for doubtful receivables and impairment	28,414	164	(1)	--,--	1,493	27,085	28,414

Investments in other companies
– For impairment value	5	--,--	(3)	--,--	--,--	5	5
Other receivables
– Allowance for doubtful receivable	323,721	6,268	(2)	14,006	1,460	314,523	323,721

Total	1,435,766	171,782		14,095	94,610	1,498,843	1,435,766

LIABILITIES-ALLOWANCES

– Contingents commitments	610	86	(1)	--,--	--,--	696	610

– Other contingencies	936,603	90,894	(4)	29	29,599	997,869	936,603

– For administrative, disciplinary and criminal penalties	48,817	--,--	(7)	39,393	250	9,174	48,817

Total	986,030	90,980		39,422	29,849	1,007,739	986,030

(1)	Recorded in compliance with the provisions of Communication “A” 3918, as supplemented, of the BCRA, taking into account note 2.3.f.).
(2)

Includes mainly the potential loan loss risk arising from the amounts booked as Miscellaneous receivables relating to the petitions for the protection of constitutional rights (Amparos) paid and the deferred tax asset (See note 4.1.).

(3)	Recorded to cover the estimated impairrment in A.I.G. Latin American Fund´s equity.
(4)

Recorded to cover possible contingencies that were not considered in other accounts (court orders corresponding to petitions for protection of civil rights, labor, commercial and other lawsuits), (See note 2.3.p).

(5)	Recorded in compliance with the provisions of Communication “A” 4084 of the BCRA,
(6)	Includes exchange differences generated as allowances in foreign currency, booked in the “Financial income - Gold and foreign currency exchange difference” account, as follow:

– Government securities	6
– Loans	5,482
– Other receivables	3,647
(7)	See note 6,1,

EXHIBIT K

CAPITAL STRUCTURE AS OF MARCH 31, 2016

(Translation of financial statements originally issued in Spanish - See note 21)

- Stated in thousands of pesos -

SHARES			CAPITAL STOCK
Class	Quantity	Votes per share	Issued		Pending issuance or distribution		Paid in
			Outstanding	In portfolio

Common	536,877,850	1	536,833	--,--	45	(1)	536,878	(2)

(1)    Shares issued and available to stockholders but not as yet withdrawn,

(2)    Fully registered with the Public Registry of Commerce (See note 1,2,),

EXHIBIT L

FOREIGN CURRENCY BALANCES AS OF

MARCH 31, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

Accounts	03-31-2016							12-31-2015

		Total of the period (per type of currency)
	Total of the fiscal year	Euro	US Dollars	Pounds Sterling	Swiss Franc	Yen	Other	Total of the fiscal year
ASSETS

Cash and due from banks	11,716,991	287,773	11,395,175	6,735	1,268	1,623	24,417	14,853,770
Government and private securities	3,525,659	--,--	3,525,605	--,--	--,--	--,--	54	346,382
Loans	6,016,606	--,--	6,016,606	--,--	--,--	--,--	--,--	3,927,962
Other receivables from financial transactions	1,101,055	326,801	774,254	--,--	--,--	--,--	--,--	1,229,168
Investments in other companies	3,853	183	3,670	--,--	--,--	--,--	--,--	3,436
Other receivables	439,454	1,240	438,214	--,--	--,--	--,--	--,--	348,760
Suspense items	831	--,--	831	--,--	--,--	--,--	--,--	1,579

TOTAL	22,804,449	615,997	22,154,355	6,735	1,268	1,623	24,471	20,711,057

LIABILITIES

Deposits	16,705,716	193,240	16,512,476	--,--	--,--	--,--	--,--	12,561,577
Other liabilities from financial transactions	4,068,720	399,718	3,657,037	2,859	1,196	1,540	6,370	5,833,207
Other liabilities	109,121	10,167	98,954	--,--	--,--	--,--	--,--	76,312
Suspense items	4,451	--,--	4,451	--,--	--,--	--,--	--,--	4,300

TOTAL	20,888,008	603,125	20,272,918	2,859	1,196	1,540	6,370	18,475,396

MEMORANDUM ACCOUNTS

Debit accounts (except contra debit accounts)
Contingent	4,301,777	179,790	4,121,987	--,--	--,--	--,--	--,--	4,149,394
Control	17,800,589	91,388	17,703,091	--,--	1,758	3,324	1,028	17,527,735

TOTAL	22,102,366	271,178	21,825,078	--,--	1,758	3,324	1,028	21,677,129

Credit accounts (except contra credit accounts)

Contingent	937,303	79,455	853,596	4,252	--,--	--,--	--,--	749,846
Control	67,183	18,823	48,360	--,--	--,--	--,--	--,--	78,351

TOTAL	1,004,486	98,278	901,956	4,252	--,--	--,--	--,--	828,197

EXHIBIT N

ASSISTANCE TO RELATED CLIENTS AND AFFILIATES

AS OF MARCH 31, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See note 21)

- Stated in thousands of pesos -

	Status
Concept	Normal	With special follow-up / Low risk	With problems / Medium risk		With high risk of uncollectibility / High risk		Uncollectible	Classified uncollectible as such under regulatory requirements	Total (1)
			Not yet matured	Past-due	Not yet matured	Past-due			03-31-2016	12-31-2015

1. Loans	1,395,524	--,--	--,--	--,--	--,--	--,--	--,--	--,--	1,395,524	1,718,350

- Overdraft	6,961	--,--	--,--	--,--	--,--	--,--	--,--	--,--	6,961	2,171

Without senior security or counter guaranty	6,961	--,--	--,--	--,--	--,--	--,--	--,--	--,--	6,961	2,171

- Discounted Instruments	1,366	--,--	--,--	--,--	--,--	--,--	--,--	--,--	1,366	553

Without senior security or counter guaranty	1,366	--,--	--,--	--,--	--,--	--,--	--,--	--,--	1,366	553

- Real Estate Mortgage and Collateral Loans	3,473	--,--	--,--	--,--	--,--	--,--	--,--	--,--	3,473	3,519

Other collaterals and counter guaranty “B”	3,473	--,--	--,--	--,--	--,--	--,--	--,--	--,--	3,473	3,519

- Consumer	2,930	--,--	--,--	--,--	--,--	--,--	--,--	--,--	2,930	3,222

Without senior security or counter guaranty	2,930	--,--	--,--	--,--	--,--	--,--	--,--	--,--	2,930	3,222

- Credit Cards	6,712	--,--	--,--	--,--	--,--	--,--	--,--	--,--	6,712	7,251

Without senior security or counter guaranty	6,712	--,--	--,--	--,--	--,--	--,--	--,--	--,--	6,712	7,251

- Other	1,374,082	--,--	--,--	--,--	--,--	--,--	--,--	--,--	1,374,082	1,701,634

Without senior security or counter guaranty	1,374,082	--,--	--,--	--,--	--,--	--,--	--,--	--,--	1,374,082	1,701,634

2. Other receivables from financial transactions	41,547	--,--	--,--	--,--	--,--	--,--	--,--	--,--	41,547	45,560

3. Receivables from financial leases and other	492	--,--	--,--	--,--	--,--	--,--	--,--	--,--	492	509

4. Contingent commitments	148,767	--,--	--,--	--,--	--,--	--,--	--,--	--,--	148,767	81,246

5. Investments in other companies and private securities	954,782	--,--	--,--	--,--	--,--	--,--	--,--	--,--	954,782	825,972

Total	2,541,112	--,--	--,--	--,--	--,--	--,--	--,--	--,--	2,541,112	2,671,637

Total Allowances	14,375	--,--	--,--	--,--	--,--	--,--	--,--	--,--	14,375	17,644

(1) Maximum amount granted to related clients during March 2016 and December 2015, respectively, according to BCRA rules.

EXHIBIT O

FINANCIAL DERIVATIVES INSTRUMENTS

AS OF MARCH 31, 2016

(Translation of financial statements originally issued in Spanish - See note 21)

- Stated in thousands of pesos -

Type of contract	Purpose of transactions	Underlying asset	Type of Settlement	Traded at / Counterparty	Weighted average term as originally agreed (months)	Weighted average residual term (months)	Weighted average term for difference settlements (days)	Amount

Swaps	Financial transactions – own account	-	Upon expiration of differences	Residents in Argentina – Financial sector	21	10	49	791,305

Swaps	Financial transactions – own account	-	Upon expiration of differences	Residents in Argentina – Non- financial sector	122	42	10	28,757

Futures	Financial transactions – own account	Foreign currency	Daily of differences	MAE	7	3	1	4,842,471

Futures	Financial transactions – own account	Foreign currency	Daily of differences	ROFEX	3	2	1	850,174

Futures	Financial transactions – own account	Foreign currency	Upon expiration of differences	Residents in Argentina – Non - financial sector	7	2	202	4,257,516

Repos	Financial transactions – own account	Others	Upon expiration of differences	Residents in Argentina – Financial sector	1	1	1	2,612,293

TOTAL								13,382,516

CONSOLIDATED BALANCE SHEETS AS OF

MARCH 31, 2016 AND DECEMBER 31, 2015

(Art, 33 of Law No, 19,550)

(Translation of financial statements originally issued in Spanish - See note 21 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

ASSETS:	03-31-2016	12-31-2015
A. CASH AND DUE FROM BANKS:
Cash	5,925,798	5,067,290
Due from banks and correspondents	17,488,463	22,902,996

Argentine Central Bank (BCRA)	17,149,969	22,584,758
Other local	2,687	2,532
Foreign	335,807	315,706

	23,414,261	27,970,286

B. GOVERNMENT AND PRIVATE SECURITIES (Note 7.a):
Holdings booked at fair value	4,052,823	3,223,178
Holdings booked at amortized cost	164	164
Instruments issued by the BCRA	13,302,958	11,086,580
Investments in listed private securities	134,051	112,481

Less: Allowances	218	212

	17,489,778	14,422,191

C. LOANS:
To government sector (Exhibit 1)	74,853	66,799
To financial sector (Exhibit 1)	1,563,967	1,743,165

Interfinancial – (Call granted)	30,300	184,500
Other financing to local financial institutions	1,337,294	1,340,586
Interest and listed-price differences accrued and pending collection	196,373	218,079

To non financial private sector and residents abroad (Exhibit 1)	58,751,791	55,859,298

Overdraft	8,195,034	6,739,426
Discounted instruments	8,979,534	9,559,666
Real estate mortgage	1,988,051	2,122,955
Collateral Loans	4,493,535	4,567,505
Consumer	7,428,791	7,343,933
Credit cards	18,176,278	18,322,958
Other	8,658,592	6,510,536
Interest and listed-price differences accrued and pending collection	1,044,799	908,684
Less: Interest documented together with main obligation	212,823	216,365

Less: Allowances	1,181,191	1,105,941

	59,209,420	56,563,321

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	1,019,246	926,177
Amounts receivable for spot and forward sales to be settled	1,923,542	1,108,744
Instruments to be received for spot and forward purchases to be settled	3,125,527	1,117,655
Unlisted corporate bonds (Exhibit 1)	212,856	200,894
Non-deliverable forward transactions balances to be settled	108,113	33,150
Other receivables not covered by debtor classification regulations	18,367	--,--
Other receivables covered by debtor classification regulations (Exhibit 1)	353,290	349,651

Less: Allowances	7,567	7,397

	6,753,374	3,728,874

E. RECEIVABLES FROM FINANCIAL LEASES:
Receivables from financial leases (Exhibit 1)	2,341,945	2,407,614
Interest accrued pending collection (Exhibit 1)	32,789	29,661

Less: Allowances	28,364	29,824

	2,346,370	2,407,451

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions	279,033	250,115
Other (Note 7,b)	137,445	103,267

Less: Allowances	5	5

	416,473	353,377

G. OTHER RECEIVABLES:
Other (Note 7,c)	2,991,101	2,750,501
Other interest accrued and pending collection	697	671

Less: Allowances	357,134	374,063

	2,634,664	2,377,109

CONSOLIDATED BALANCE SHEETS AS OF

MARCH 31, 2016 AND DECEMBER 31, 2015

(Art, 33 of Law No, 19,550)

(Translation of financial statements originally issued in Spanish - See note 21 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

(Contd,)

ASSETS:	03-31-2016	12-31-2015
H. PREMISES AND EQUIPMENT:	1,104,675	1,107,173

I. OTHER ASSETS:	1,680,440	1,561,899

J. INTANGIBLE ASSETS:
Organization and development expenses	259,976	236,861

	259,976	236,861

K. SUSPENSE ITEMS:	9,376	7,656

TOTAL ASSETS:	115,318,807	110,736,198

(Contd,)

CONSOLIDATED BALANCE SHEETS AS OF

MARCH 31, 2016 AND DECEMBER 31, 2015

(Art, 33 of Law No, 19,550)

(Translation of financial statements originally issued in Spanish - See note 21 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

LIABILITIES:	03-31-2016	12-31-2015

M. DEPOSITS:
Government sector	2,531,431	3,116,576
Financial sector	63,980	94,643
Non financial private sector and residents abroad	77,505,600	73,653,274

Checking accounts	17,910,157	18,187,331
Savings deposits	24,592,834	22,451,097
Time deposits	32,653,568	31,194,298
Investments accounts	5,586	34,807
Other	1,827,068	1,271,170
Interest and listed-price differences accrued payable	516,387	514,571

	80,101,011	76,864,493

N. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank	43,201	49,042

Other	43,201	49,042
Banks and International Institutions	928,428	1,386,931
Unsubordinated corporate bonds	1,550,274	1,834,024
Amounts payable for spot and forward purchases to be settled	2,339,201	1,112,631
Instruments to be delivered for spot and forward sales to be settled	2,565,709	1,237,890
Financing received from Argentine financial institutions	482,841	398,008

Interfinancial (call borrowed)	97,000	43,000
Other financings from local financial institutions	385,635	354,845
Interest accrued payable	206	163
Non-deliverable forward transactions balances to be settled	792,913	1,116,953
Other (Note 7,d)	6,178,953	7,747,766
Interest and listed–price differences accrued payable	133,499	148,803

	15,015,019	15,032,048

O. OTHER LIABILITIES:
Dividends payable	376,036	473,991
Fees payable	651	185
Other (Note 7,e)	3,486,928	3,232,428

	3,863,615	3,706,604

P. ALLOWANCES:	1,053,816	1,032,010

Q. SUSPENSE ITEMS:	29,098	46,544

TOTAL LIABILITIES:	100,062,559	96,681,699

R. MINORITY INTEREST IN SUBSIDIARIES (Note 4):	374,801	338,136

STOCKHOLDERS’ EQUITY:	14,881,447	13,716,363

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	115,318,807	110,736,198

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See note 21 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	03-31-2016	12-31-2015
DEBIT ACCOUNTS

Contingent
– Guaranties received	20,797,428	18,986,357
– Contra contingent debit accounts	1,574,239	1,558,329

	22,371,667	20,544,686

Control
– Receivables classified as irrecoverable	766,405	709,948
– Other (Note 7,f)	153,299,381	116,961,972
– Contra control debit accounts	1,941,214	2,524,692

	156,007,000	120,196,612

Derivatives
– “Notional” amount of non-deliverable forward transactions	4,496,599	5,876,854
– Interest rate swap	820,062	963,368
– Contra debit derivatives accounts	5,599,352	5,843,638

	10,916,013	12,683,860

TOTAL	189,294,680	153,425,158

CREDIT ACCOUNTS

Contingent
– Credit lines granted (unused portion) covered by debtor classification regulations (Exhibit 1)	148,389	327,251
– Guaranties provided to the BCRA	99,213	102,603
– Other guaranties given covered by debtor classification regulations (Exhibit 1)	441,994	342,972
– Other guaranties given non covered by debtor classification regulations	264,637	273,808
– Other covered by debtor classification regulations (Exhibit 1)	620,006	511,695
– Contra contingent credit accounts	20,797,428	18,986,357

	22,371,667	20,544,686

Control
– Items to be credited	1,320,107	1,369,765
– Other	621,107	1,154,927
– Contra control credit accounts	154,065,786	117,671,920

	156,007,000	120,196,612

Derivatives
– “Notional” amount of non-deliverable forward transactions	5,599,352	5,843,638
– Contra credit derivatives accounts	5,316,661	6,840,222

	10,916,013	12,683,860

TOTAL	189,294,680	153,425,158

The accompanying notes 1 through to 7 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S,A, and are to be read in conjunction therewith,

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2016 AND 2015

(Art, 33 of Law No, 19,550)

(Translation of financial statements originally issued in Spanish - See note 21 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	03-31-2016	03-31-2015
A. FINANCIAL INCOME

Interest on loans to the financial sector	112,598	70,938
Interest on overdraft	691,193	488,603
Interest on discounted instruments	522,801	306,681
Interest on real estate mortgage	101,694	68,649
Interest on collateral loans	270,463	219,544
Interest on credit card loans	984,737	637,018
Interest on other loans	919,114	737,640
Interest from other receivables from financial transactions	152	50
Interest on financial leases	116,114	95,305
Income from secured loans - Decree 1387/01	9,072	3,544
Net income from government and private securities	983,233	922,100
Indexation by CER	161,520	45,240
Gold and foreign currency exchange difference	369,811	121,814
Other	256,216	52,673

	5,498,718	3,769,799

B. FINANCIAL EXPENSE

Interest on savings deposits	7,957	4,620
Interest on time deposits	1,842,388	1,053,486
Interest on interfinancial financing (call borrowed)	6,575	5,365
Interest on other financing from financial institutions	27,279	7,756
Interest on other liabilities from financial transactions	148,066	119,703
Other interest	1,234	1,693
Indexation by CER	127	12
Contribution to the deposit guaranty fund	128,161	88,294
Other	353,239	203,441

	2,515,026	1,484,370

GROSS INTERMEDIATION MARGIN – GAIN	2,983,692	2,285,429

C. ALLOWANCES FOR LOAN LOSSES	161,351	143,097

D. SERVICE CHARGE INCOME

Related to lending transactions	753,908	582,811
Related to liability transactions	561,359	436,740
Other commissions	97,492	62,228
Other (Note 7. g)	312,893	275,546

	1,725,652	1,357,325

E. SERVICE CHARGE EXPENSE

Commissions	617,960	263,547
Other (Note 7,h)	176,609	133,327

	794,569	396,874

(Contd,)

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2016 AND 2015

(Art, 33 of Law No, 19,550)

(Translation of financial statements originally issued in Spanish - See note 21 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	03-31-2016	03-31-2015

F. ADMINISTRATIVE EXPENSES

Payroll expenses	1,219,519	905,900
Fees to Bank Directors and Supervisory Committee	2,505	1,699
Other professional fees	33,744	19,815
Advertising and publicity	67,952	42,518
Taxes	198,657	143,958
Fixed assets depreciation	54,142	44,592
Organizational expenses amortization	18,926	14,603
Other operating expenses	308,056	209,978
Other	197,797	201,185

	2,101,298	1,584,248

NET GAIN FROM FINANCIAL TRANSACTIONS	1,652,126	1,518,535

RESULTS OF MINORITY INTEREST IN SUBSIDIARIES	(38,735)	(32,046)

G. OTHER INCOME

Income from long-term investments	44,802	31,417
Punitive interests	8,902	7,021
Loans recovered and reversals of allowances	92,223	46,181
Other (Note 7,k)	104,556	33,061

	250,483	117,680

H. OTHER EXPENSE

Punitive interests and charges paid to BCRA	1,507	4
Charge for uncollectibility of other receivables and other allowances	93,993	92,285
Amortization of difference arising from judicial resolutions	2,422	1,708
Depreciation and losses from miscellaneous assets	391	387
Other (Note 7,l)	50,174	86,212

	148,487	180,596

NET GAIN BEFORE INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	1,715,387	1,423,573

I. INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	550,303	492,627

NET INCOME FOR THE PERIOD	1,165,084	930,946

The accompanying notes 1 through 7 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S,A, and are to be read in conjunction therewith,

CONSOLIDATED STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2016 AND 2015

(ART, 33 OF LAW No, 19,550)

(Translation of financial statements originally issued in Spanish - See note 21 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	03-31-2016		03-31-2015
CHANGES IN CASH AND CASH EQUIVALENTS

Cash and cash equivalents at the beginning of the fiscal year	28,363,286	(1)	12,951,964	(1)
Cash and cash equivalents at the end of the period	23,524,561	(1)	13,214,818	(1)

Net (decrease) / increase in cash and cash equivalents	(4,838,725)		262,854

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS

Operating activities

Net payments from:
-Government and private securities	(2,084,354)		(2,231,500)
- Loans	1,425,183		940,827

to financial sector	(125,208)		34,909
to non-financial public sector	89		(17)
to non-financial private sector and residents abroad	1,550,302		905,935
- Other receivables from financial transactions	(203,846)		(26,041)
- Receivables from financial leases	61,081		(56,376)
- Deposits	854,249		2,541,464

to financial sector	(30,663)		(27,937)
to non-financial public sector	(603,881)		816,434
to non-financial private sector and residents abroad	1,488,793		1,752,967
- Other liabilities from financial transactions	(2,110,732)		54,357

Financing from financial or interfinancial sector (call borrowed)	54,000		151,351
Others (except liabilities included in Financing Activities)	(2,164,732)		(96,994)
Collections related to service charge income	1,727,820		1,378,665
Payments related to service charge expense	(790,971)		(399,785)
Administrative expenses paid	(2,138,336)		(1,521,288)
Organizational and development expenses paid	(33,727)		(11,519)
Net collections from punitive interest	6,842		6,375
Differences from judicial resolutions paid	(2,422)		(1,708)
Collections of dividends from other companies	120		67
Other collections /(payments) related to other income and expenses	136,128		5,517

Net cash flows (used in) / provided by operating activities	(3,152,965)		679,055

Investment activities

Net payments from premises and equipment	(39,089)		(31,904)
Net payments from other assets	(139,753)		(113,100)
Other payments from investment activities	(325,134)		7,864

Net cash flows used in investment activities	(503,976)		(137,140)

Financing activities

Net (payments) / collections from:
- Unsubordinated corporate bonds	(283,750)		(42,685)
- Argentine Central Bank	(5,793)		(5,922)

Other	(5,793)		(5,922)
- Banks and international agencies	(458,503)		(56,437)
- Financing received from local financial institutions	30,790		(42,505)
Dividends payable	(97,955)		--,--
Other payments from financing activities	(366,573)		(131,512)

Net cash flows used in financing activities	(1,181,784)		(279,061)

Net (decrease) / increase in cash and cash equivalents	(4,838,725)		262,854

(1) See note 6 “Statement of cash and cash equivalents flow”,

The accompanying notes 1 through to 7 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S,A, and are to be read in conjunction therewith,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES AS OF MARCH 31, 2016, PRESENTED IN COMPARATIVE

FORM WITH THE BALANCE SHEET AS OF DECEMBER 31, 2015, AND THE

STATEMENTS OF INCOME AND CASH AND CASH EQUIVALENTS FLOW AS OF

MARCH 31, 2015

(Art. 33 of Law Nr. 19,550)

(Translation of financial statements originally issued in Spanish - See note 21 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

General rule

In accordance with the procedures set forth in BCRA’s regulations and Technical Pronouncement No, 21 of the Argentine Federation of Professional Councils in Economic Sciences, BBVA Banco Francés S,A, (hereinafter indistinctly referred to as either “BBVA Francés” or the “Bank”) has consolidated - line by line – its balance sheets as of March 31, 2016 and the end of the previous fiscal year, and the statements of income and cash and cash equivalents flow for the three month ended March 31, 2016 and 2015, as per the following detail:

–	As of March 31, 2016:

a)

With the financial statements of BBVA Francés Valores S,A,, PSA Finance Argentina Cía, Financiera S,A, and BBVA Francés Asset Management S,A, Sociedad Gerente de Fondos Comunes de Inversión for the three month periods ended March 31, 2016 and 2015.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S,A, (undergoing liquidation proceedings) for the nine month period ended March 31, 2016 and 2015.

–	As of December 31, 2015:

a)

With the financial statements of BBVA Francés Valores S,A,, PSA Finance Argentina Cía, Financiera S,A, and BBVA Francés Asset Management S,A, Sociedad Gerente de Fondos Comunes de Inversión for the fiscal year ended December 31, 2015.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S,A, (undergoing liquidation proceedings) for the six month period ended December 31, 2015.

The results and cash and cash equivalents flow of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) have been adjusted for purposes of comparison of the fiscal years of companies consolidating on the basis of a three month period ended on March 31, 2016 and 2015.

Interests in subsidiaries as of March 31, 2016 and the end of the previous fiscal year are listed below:

	Shares			Interest percentage in
	Type	Quantity		Total Capital		Possible Votes
Companies		03-31-2016	12-31-2015	03-31-2016	12-31-2015	03-31-2016	12-31-2015

BBVA Francés Valores S,A,	Common	12,396	12,396	96,9953	96,9953	96,9953	96,9953
Consolidar A,F,J,P, S,A, (undergoing liquidation proceedings)	Common	35,425,947	35,425,947	53,8892	53,8892	53,8892	53,8892
PSA Finance Argentina Cía Financiera S.A.	Common	26,089	26,089	50,0000	50,0000	50,0000	50,0000
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión (1)	Common	230,398	230,398	95,0000	95,0000	95,0000	95,0000

(1)The Bank holds a direct stake of 95% of capital of the Company and an indirect interest of 4,8498% through BBVA Francés Valores S,A.

Total assets, liabilities and stockholders’ equity in accordance with the criteria defined in note 2 below, as of March 31, 2016 and the end of the previous fiscal year and net income balances for the three month periods ended March 31, 2016 and 2015, are listed below:

	Assets		Liabilities		Stockholders’ Equity		Net income/ gain-(loss)
Companies	03-31-2016	12-31-2015	03-31-2016	12-31-2015	03-31-2016	12-31-2015	03-31-2016	03-31-2015

BBVA Francés Valores S,A,	64,228,	44,205	1,630	1,268	62,598	42,937	19,660	8,617

Consolidar A,F,J,P, S,A, (undergoing liquidation proceedings)	54,466	55,476	36,271	36,022	18,195	19,454	(1,259)	589

PSA Finance Argentina Cía Financiera S,A,	2,301,108	2,360,339	1,572,741	1,705,231	728,367	655,108	73,259	62,990

BBVA Francés Asset Management S,A, Sociedad Gerente de Fondos Comunes de Inversión	264,212	238,189	32,080	25,095	232,132	213,092	19,040	13,833

2.	VALUATION METHODS

The financial statements of the subsidiaries have been prepared based on similar methods to those applied by the Bank for preparing its own financial statements, in connection with assets and liabilities valuation, income measurement and restatement procedure as explained in note 2 to the stand-alone financial statements of the Bank, The following are the main differences with the Argentine professional accounting standards:

Arising from the application of the accounting standards laid down by BCRA and the Argentine professional accounting standards:

•

PSA Finance Argentina Cía, Financiera S,A, assesses its income tax liability applying the effective tax rate to the estimated taxable income, without considering the effect of temporary differences between the valuation of assets and liabilities for accounting and tax purposes, In accordance with Argentine professional accounting standards, a deferred tax asset should be recognized where the reversal of temporary differences will result in a future decrease in the assessed tax liability, In addition, unused tax losses or tax credits deductible from future taxable income should be recognized as deferred assets, to the extent their recoverability is likely, Should this criterion have been applied, shareholder’s equity disclosed in the consolidated financial statements would have been increased by 7,592 and 8,021 as of March 31, 2016 and the end of the previous fiscal year, respectively.

•

The commissions paid by PSA Finance Argentina Cía, Financiera S,A, to dealers for granting financing to companies and to the public in general in connection with purchases and sales of automobiles, which in accordance with the rules established by the BCRA are charged up front to the Income Statement, should be accrued throughout the duration of the loans generated by said dealers in accordance with Argentine professional accounting standards, Had this criterion been applied, shareholders’ equity would have been increased by 3,665 and 3,764 as of March 31, 2016 and the end of the previous fiscal year, respectively.

•

The Bank has not made disclosures required by Argentine professional accounting standards on discontinued operations or discontinuation in relation to the process of liquidating its subsidiary Consolidar A.F.J.P. S,A, (undergoing liquidation proceedings).

3.	REFORM OF THE INTEGRATED RETIREMENT AND PENSION SYSTEM

Law Nr, 26,425- Dissolution and liquidation of Consolidar A,F,J,P, S,A,:

Law Nr, 26,425, which came into force on December 4, 2008, mandated that the capitalization system that used to be an integral part of the Integrated Retirement and Pension System was to be suppressed and replaced by a single pay-as-you-go system that is now known as the Argentine Integrated Social Security System (SIPA), As a consequence, Consolidar A,F,J,P, S,A, ceased to manage the funds held in the individual capitalization accounts opened by the members and beneficiaries of the Integrated Retirement and Pension System, Said funds were transferred to the Fund to Guarantee the Sustainability of the State-run Social Security System exactly as they had been invested and it is now the Argentine Social Security Authority (ANSES) the only and sole holder of said assets and funds.

Besides, on October 29, 2009, ANSES issued its Resolution Nr, 290/2009 whereby it granted a term of 30 working days to the pension fund managers that could be interested in re-converting their corporate purpose in order to manage the funds held as voluntary term deposits and as agreed-upon deposits in capitalization accounts for them to express their decision to do so.

Given the above situation and the inability of Consolidar A,F,J,P, S,A, to attain the corporate purpose and conduct the business for which it had been formed, on December 28, 2009, its Extraordinary General Unanimous Shareholders’ Meeting adopted the resolution to dissolve and subsequently liquidate Consolidar A,F,J,P, S,A, effective as of December 31, 2009 on the understanding that such will be the best alternative to safeguard the interests of both the creditors and the shareholders of the Company, In addition, as set forth in the Argentine Companies Law, the Shareholders’ Meeting decided to appoint Accountant Mr, Gabriel Orden and Mr, Rubén Lamandia to act as liquidators of Consolidar A,F,J,P, S,A, As of December 31, 2009 these gentlemen have been designated as the Company’s legal representatives, As of the date of issuance of these financial statements, they are moving forward with all the actions necessary to proceed with the liquidation of Consolidar A,F,J,P, S,A.

On January 28, 2010, the dissolution of Consolidar A,F,J,P, S,A, as well as the list of designated liquidators were registered with the Supervisory Board of Companies (IGJ).

In addition, the Extraordinary General Shareholders’ Meeting of Consolidar A,F,J,P, S,A, approved a voluntary reduction in capital stock for 75,000 on October 19, 2009, In turn, the

IGJ conferred its approval to the capital reduction mentioned on January 11, 2010, In this respect, on January 19, 2010 the shareholders were transferred their capital contributions in conformity with the above-mentioned reduction.

BBVA Francés, in its capacity as shareholder requested that Consolidar A,F,J,P, S,A, (undergoing liquidation proceedings) should file a note with the Argentine Ministry of Economy and Public Finance and with the Argentine Social Security Authority to commence discussions within the framework of Law Nr, 26,425 in order to identify one or more resolution alternatives in connection with the consequences resulting from the events caused by the enactment of that Law, This note was filed by Consolidar A,F,J,P, S,A, (undergoing liquidation proceedings) on June 11, 2010.

On December 7, 2010, Consolidar A,F,J,P, S,A, (undergoing liquidation proceedings) filed an action for damages against the National State and the Ministry of Labor, Employment and Social Security with the court of original Federal Jurisdiction over Contentious Administrative Matters Nr, 4, Clerk of Court’s Office Nr, 7, case file Nr, 40,437/2010, The complaint was ratified by BBVA Francés in its capacity as majority shareholder in that Company, On July 15, 2011, Consolidar A,F,J,P, S,A, (undergoing liquidation proceedings) and BBVA Francés filed with the same court an enhanced complaint for determining the amounts claimed as damages, On March 9, 2012, the Court ordered the service of process on the National State, On November 23, 2012, the Court handed down a resolution demanding the production of evidence within a term of forty days, On May 13, 2013, the Court hearing in the case ordered that evidence be produced, The Company is providing depositions, documentary evidence and expert witnesses’ reports, On May 28, 2013, the Company accompanied the statements and the testimony of witnesses, as the case is currently at the evidence production stage.

4.	MINORITY INTEREST IN SUBSIDIARIES

The breakdown of balances in the “Minority interest in subsidiaries” account is as follows:

	03-31-2016	12-31-2015
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S,A, (undergoing liquidation proceedings)	8,390	8,970
BBVA Francés Valores S,A,	1,880	1,289
PSA Finance Argentina Cía Financiera S,A,	364,183	327,554
BBVA Francés Asset Management S,A, Sociedad Gerente de Fondos Comunes de Inversión	348	323

Total	374,801	338,136

5.	RESTRICTIONS ON ASSETS

a)

BBVA Francés Valores S,A, holds two shares of Mercado de Valores de Buenos Aires S,A, booked in the amount of 40,000 and 22,000 as of March 31, 2016 and the end of the previous fiscal year, respectively. These shares have been pledged in favor of “CHUBB Argentina de Seguros S,A,” in security of the contract this insurance company executed with Mercado de Valores de Buenos Aires S,A, to cover the latter’s guaranteeing any noncompliance of the company with their obligations.

b)	See note 7 to the stand-alone financial statements of the Bank.

6.	STATEMENT OF CASH AND CASH EQUIVALENTS FLOW

The Statements of Cash and cash equivalents flow explains the changes in cash and cash equivalents, For such purpose, a detail is supplied of the items that the Bank considers to be cash and cash equivalents:

	03-31-16	12-31-2015	03-31-2015	12-31-2014

a) Cash and due from banks	23,414,261	27,970,286	12,887,318	12,559,464

b) Loans to financial sectors, call granted maturity date less than three months.	110,300	393,000	327,500	392,500

CASH AND CASH EQUIVALENTS	23,524,561	28,363,286	13,214,818	12,951,964

Items b) is considered to be cash equivalents because it is held in order to meet short-term commitments, they are readily convertible in known cash amounts, they are subject to insignificant risk of changes in value and their maturity is less than three months.

7.	BREAKDOWN OF MAIN ITEMS

The detail of the main items included in financial statements is as follows:

	03-31-2016	12-31-2015

a) GOVERNMENT AND PRIVATE SECURITIES

* Holdings at fair value

Secured Bonds due in 2020	1,488,536	1,540,136
Federal Government Bonds Pesos Badlar + 300 bp maturing in 2017	757,215	519,214
Federal Government Bonds Pesos Badlar + 275 bp maturing in 2018	505,500	--,--
Federal Government Bonds Pesos Badlar + 325 bp maturing in 2020	456,345	--,--
Peso-denominated Discount governed by Argentine Law maturing in 2033	103,390	432,131
Federal Government Bonds in Pesos Badlar + 200 bp due 2016	113,707	117,593
Federal Government Bonds in Pesos Badlar + 200 bp due 2017	--,--	232,675
Argentine Bond of Saving towards economic development	221,730	201,993
Federal Government Bonds in US Dollars 0,75% due 2017	--,--	70,053
US Dollar-linked Argentine Government Bond at 1,75% maturing in 2016	--,--	38,550
Argentine Treasury Bonds 18 months maturing 09-30-16	30,526	31,725
Federal Government Bonds in US Dollars 8,75% due 2024	231,253	4,310
Consolidation Bonds – sixth series	--,--	21,120
Other	144,621	13,678

Total	4,052,823	3,223,178

* Holdings booked at amortized cost

Other	164	164

Total	164	164

* Instruments issued by the BCRA

BCRA Bills (LEBAC)	13,302,958	11,086,580

Total	13,302,958	11,086,580

* Investments in listed private securities

FBA Ahorro Pesos Investment Fund	119,487	97,943
FBA Bonos Argentina Investment Fund	14,037	13,020
Other	527	1,518

Total	134,051	112,481

- Allowances	(218)	(212)

Total	17,489,778	14,422,191

	03-31-2016	12-31-2015

b) INVESTMENTS IN OTHER COMPANIES – Other

In other companies - unlisted	75,338	59,186
In companies-supplementary activities	62,107	44,081

Total	137,445	103,267

c) OTHER RECEIVABLES – Other

Miscellaneous receivables	1,150,038	940,360
Guarantee deposits	871,166	733,597
Prepayments	475,751	502,503
Tax prepayments	296,912	298,586
Loans to personnel	162,160	166,143
Advances to personnel	30,624	97,777
Other	4,450	11,535

Total	2,991,101	2,750,501

d) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS - Other

Accounts payable for consumption	3,334,222	3,171,773
Other withholdings and collections at source	893,147	985,654
Collections and other operations for the account of third parties	1,121,511	1,778,719
Money orders payable	400,690	1,405,633
Fees collected in advance	126,293	131,299
Social security payment orders pending settlement	120,050	8,471
Pending Banelco debit transactions	69,097	143,161
Loans received from Fondo Tecnológico Argentina (FONTAR) and Banco de Inversión y Comercio Exterior (BICE)	38,807	42,526
Funds raised from third parties	13,228	17,800
Accrued commissions payable	8,303	4,705
Loans received from Interamerican Development Bank (IDB)	6,465	6,983
Other	47,140	51,042

Total	6,178,953	7,747,766

e) OTHER LIABILITIES – Other

Accrued taxes	1,104,144	868,507
Miscellaneous payables	1,032,503	866,450
Amounts collected in advance	771.964	808,695
Accrued salaries and payroll taxes	574,843	684,949
Other	3,474	3,827

Total	3,486,928	3,232,428

	03-31-2016	12-31-2015

f) MEMORANDUM ACCOUNTS – DEBIT – CONTROL – Other

Items in safekeeping	94,024,668	84,155,252
Securities representative of investment in custody safekeeping on behalf of the Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic	51,617,316	25,005,318
Checks not yet credited	5,009,801	5,385,156
Checks drawn on the Bank pending clearing	775,536	666,247
Collections items	836,788	538,366
Cash in custody on behalf of the BCRA	800,797	1,009,188
Other	234,475	202,445

Total	153,299,381	116,961,972

	03-31-2016	03-31-2015

g) SERVICE CHARGE INCOME

Commissions for hiring of insurances	146,228	157,598
Rental of safe-deposit boxes	52,526	41,493
Commissions on debit and credit cards	47,590	21,372
Commissions of transportation of values	11,939	10,126
Commissions for loans and guaranties	6,024	5,370
Commissions for capital market transactions	3,842	9,458
Commissions for escrow	9,486	3,576
Commissions for salary payment	2,754	2,427
Commissions for transfers	2,470	2,185
Commissions earned by direct debt	5,431	3,576
Commissions for interbanking services	3,888	2,889
Other	20,715	11,405

Total	312,893	275,546

h) SERVICE CHARGE EXPENSE - Other

Turn-over tax	119,177	93,756
Insurance paid on lease transactions	46,146	33,226
Other	11,286	6,345

Total	176,609	133,327

i) OTHER INCOME – Other

Related parties expenses recovery	14,972	7,922
Income from payment orders	19,432	28
Income from the Credit Card Guarantee Fund	60,184	11,799
Interest on loans to personnel	6,961	7,370
Rentals	818	633
Other	2,189	5,309

Total	104,556	33,061

	03-31-2016	03-31-2015
j) OTHER EXPENSE – Other

Charges for administrative, disciplinary and criminal penalties (2)	--,--	48,817
Deferred income tax (1)	14,000	16,800
Donations	2,607	1,953
Private health insurance for former employees	4,369	3,636
Insurance losses	6,831	2,962
Turn-over tax	6,100	2,191
Other	16,267	9,853

Total	50,174	86,212

(1) Offset by the same amount recorded in the account Loans recovered and reversal of allowances from other Income category. (2) See note 6,1,

EXHIBIT 1

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF MARCH 31, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See note 21 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	03-31-2016	12-31-2015

COMMERCIAL PORTFOLIO

Normal performance	30,333,332	27,579,149

Preferred collaterals and counter guaranties “A”	1,511,816	1,715,283
Other collaterals and counter guaranties “B”	1,393,651	1,280,428
Without senior security or counter guaranties	27,427,865	24,583,438

With special follow-up	14,825	15,957

Under observation	7,471	8,788

Other collaterals and counter guaranties “B”	4,224	5,419
Without senior security or counter guaranties	3,247	3,369

Negotiations for recovery or re-financing agreements underway	7,354	7,169

Other collaterals and counter guaranties “B”	6,205	859
Without senior security or counter guaranties	1,149	6,310

Non-performing	1,047	1,015

Other collaterals and counter guaranties “B”	683	683
Without senior security or counter guaranties	364	332

With high risk of uncollectibility	13,134	13,134

Other collaterals and counter guaranties “B”	7105	7105
Without senior security or counter guaranties	6,029	6,029

Uncollectible	5,505	5,506

Without senior security or counter guaranties	5,505	5,506

Total	30,367,843	27,614,761

EXHIBIT 1

(Contd,)

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF MARCH 31, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See note 21 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	03-31-2016	12-31-2015

CONSUMER AND HOUSING PORTFOLIO

Normal performance	33,411,860	33,605,457

Preferred collaterals and counter guaranties “A”	26,018	18,075
Other collaterals and counter guaranties “B”	4,548,273	4,571,601
Without senior security or counter guaranties	28,837,569	29,015,781

Low risk	352,914	254,741

Other collaterals and counter guaranties “B”	63,242	59,473
Without senior security or counter guaranties	289,672	195,268

Medium risk	227,685	192,418

Other collaterals and counter guaranties “B”	18,487	16,513
Without senior security or counter guaranties	209,198	175,905

High risk	133,668	129,879

Other collaterals and counter guaranties “B”	20,122	19,573
Without senior security or counter guaranties	113,546	110,306

Uncollectible	47,787	41,604

Other collaterals and counter guaranties “B”	21,341	22,370
Without senior security or counter guaranties	26,446	19,234

Uncollectible, classified as such under regulatory requirements	123	140

Other collaterals and counter guaranties “B”	71	74
Without senior security or counter guaranties	52	66

Total	34,174,037	34,224,239

General Total (1)	64,541,880	61,839,000

(1) Items included: Loans (before allowances); Other receivables from financial transactions: Unlisted corporate bonds and Other receivables covered by debtor classification regulations; Receivables from financial leases (before allowances); Memorandum accounts – Credit – Contingent: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations,

INFORMATIVE SUMMARY OF ACTIVITY FOR THE THREE MONTH PERIOD

ENDED ON MARCH 31, 2016

(Consolidated amounts – Stated in thousand Pesos)

BBVA Francés begins a new year, redirecting their efforts. In this regard, the Bank renews its purpose under the slogan “Make available to all opportunities of this new era” with the objective of generating a positive impact on the lives of people creating a new standard of customer experience within the financial industry.

The Entity also has a broad distribution model: it is present throughout the country with a network that 301 customer service points, 251 of which are retail branches and 34 are devoted to small and medium enterprises and institutions. Corporate Banking is divided by industry sectors: Retail, Heavy Industries and Energy that provide personalized service to large companies. Besides, the Bank’s distribution network is further supplemented by 14 in-store banks, 1 points of sales, 1express sales point, 695 ATMs and 796 self-service terminals.

Regarding the performance of the Bank in terms of activity, the Bank’s portfolio of loans to the private sector totaled 60,315,758 as of March 31, 2016, which points to an 37% growth rate in the last twelve months, while during the quarter the growth rate was of 4.71%.

In commercial terms, BBVA Francés was present during the summer season in major tourist spots offering unique experiences for customers and non-customers, focusing on promotional activities in spreading the benefits of the app, French GO. In addition, the Bank continued touted the benefits of the alliance with LATAM, for the exchange of KM LATAM Pass for domestic and international flights as well as for a wide range of products.

In the consumer segment, growth was led by the credit card portfolio, which registered an increase of 46.59% over the last twelve months, while compared to the previous quarter remained at similar level.

While the commercial portfolio in the last year recorded an increase of 38.35% and 13.26% in the quarter, based mainly on major foreign trade operations.

Regarding asset quality, the Bank has been able to maintain the best indicators of the Argentine financial system, in an environment that has shown signs of deterioration. The portfolio quality ratio ( non-performing Financing / Total loans ) was 0.66%, with a coverage ratio (total allowances / non-performing Financing ) of 283.91% at the end of the period.

As of March 31, 2016, the portfolio of Government securities, net of repurchase agreements, totaled 4,052,823 and represented 3.51% of the Bank’s Total assets, while the instruments issued by the Argentine Central Bank, net of repurchase agreements, totaled 12,321,088 as of that date and since they are short-term, they are used in order to allocate liquidity.

As to liabilities, total clients’ resources totaled 80,101,011, indicative of 44.70% growth in the last twelve months, By kind of product, in the same period, sight deposits grew by 43.86% and term deposits grew by 47.82%, Whilst total deposits in the quarter grew by 4.21% with term deposits increasing by 4.58% and sight balances increasing by 4.59%,

BBVA Francés maintains sufficient levels of liquidity and solvency, As of March 31, 2016, liquid assets (Cash and cash equivalents plus Government and Private securities) represented 51.07% of the Bank’s deposits, Besides, the capital ratio was at 15.81% of risk-weighted assets, The Bank surpassed capital minimum requirements by 7,067,097.

BBVA Francés posted 1,165,084 in net income during the first quarter of the year, which points to a 25.15% drop compared to the income for the first quarter of 2015, whilst last the quarter saw a 1.99% decrease.

In the analysis line by line, net financial income totaled 2,983,692 at March 31, 2016, growing 30.55% over the same quarter of 2015, this growth mainly results from higher intermediation with the private sector and also profits from the portfolio of government securities, while the previous quarter growth of 4.46% was mainly supported by higher revenues from CER adjustment and quotation differences.

Income from services – net totaled 931,083, recording no changes both in relation to the same quarter of 2015, as with the previous quarter.

Administrative expenses, again, recorded a balance of 2,101,298 at the end of March 2016, growing by 32.64% compared to the same period of the prior year and by 11.09% during the quarter, Staff costs reflect the agreements with the union and increased the endowment, while overheads record the impact of both the growth in the level of activity as the price level.

Outlook

BBVA Francés recognizes that the current environment is undoubtedly complex but that it presents many opportunities at the same time, Within this framework, clients are increasingly heterogeneous – individuals and businesses, digital and “traditional” – and BBVA Francés faces the daily challenge of serving and satisfying the needs of them all,

Not only does the Entity face challenges in connection with its clients, but it also has to take other players into account,

Therefore, BBVA Francés has defined the 2016-2018 Strategic Plan putting special emphasis on its 6 key priorities, namely:

•

Setting new standards for user experience, providing superior digital platforms, enhancing and increasing interactions with clients and non-clients, offering differential product experiences, and developing more efficient client service and distribution models, while also ensuring a larger scope;

•	Driving the acquisition of new digital clients (web + mobile) to boost digital sales by developing a set of new products with high potential;

•	Designing new business models and leveraging the Strategic Partner model (LAN, PSA, ROMBO, VW, etc,) to offer larger scale products and services, seeking to engage new clients;

•

Taking a business management multivariable approach that embraces revenues and sales generation, costs and investments, risk premium and service quality to optimize capital allocations in a more assertive fashion; and

•

Adjusting the models, processes and structures to continue achieving the best efficiency ratio in the financial system, The Entity will focus on enhancing productivity to engage clients in a more efficient manner and on increasing product profitability, by adding productivity-adjusted resources with positive impact on service quality,

CONSOLIDATED BALANCE SHEET STRUCTURE COMPARED TO THE SAME PERIODS IN PRIOR FISCAL YEARS

(Stated in thousands of pesos)

	03-31-2016	03-31-2015	03-31-2014	03-31-2013	03-31-2012

Total Assets	115,318,807	81,177,530	64,771,464	46,140,571	39,787,328

Total Liabilities	100,062,559	69,606,605	56,061,130	40,534,806	35,589,254

Minority Interest in subsidiaries	374,801	308,103	192,036	129,677	89,299

Stockholders’ Equity	14,881,447	11,262,822	8,518,298	5,476,088	4,108,775

Total Liabilities + Minority Interest in subsidiaries + Stockholders´Equity	115,318,807	81,177,530	64,771,464	46,140,571	39,787,328

CONSOLIDATED STATEMENT OF INCOME STRUCTURE COMPARED TO THE SAME PERIODS IN PRIOR FISCAL YEARS

(Stated in thousands of pesos)

	03-31-2016	03-31-2015	03-31-2014	03-31-2013	03-31-2012

Financial income	2,983,692	2,285,429	2,448,888	1,104,045	781,916

Allowances for loan losses	(161,351)	(143,097)	(118,744)	(94,100)	(58,881)

Income from services	931,083	906,451	728,761	544,674	417,191

Administrative expenses	(2,101,298)	(1,584,248)	(1,220,123)	(920,158)	(692,538)

Net gain from financial transactions	1,652,126	1,518,535	1,838,782	634,461	447,688

Miscellaneous income and expenses – net	101,996	(62,916)	73,665	2,213	55,595

Results of minority interest in subsidiaries	(38,735)	(32,046)	(19,638)	(11,697)	(7,189)

Income tax	(550,303)	(492,627)	(530,691)	(280,825)	(255,576)

Net income for the period	1,165,084	930,946	1,362,118	344,152	240,518

CONSOLIDATED CASH FLOWS STRUCTURE COMPARED TO THE SAME PERIODS IN PRIOR FISCAL YEARS

(Stated in thousands of pesos)

	03-31-2016	03-31-2015	03-31-2014	03-31-2013	03-31-2012

Net cash flow provided by operating activities	(3,152,965)	679,055	(2,515,483)	(414,254)	388,312

Net cash flow used in investment activities	(503,976)	(137,140)	(352,848)	(152,731)	(38,724)

Net cash flow used in financing activities	(1,181,784)	(279,061)	289,312	(416,861)	(57,535)

Financial results and results from holdings of cash and cash equivalents (including interest)	--,--	--,--	--,--	54	--,--

Total cash provided / (used) during the period	(4,838,725)	262,854	(2,579,019)	(983,792)	292,053

STATISTICAL RATIOS COMPARED TO THE SAME PERIODS IN PRIOR FISCAL YEARS

(year-over-year variations in balances)

	03-31-2016/15	03-31-2015/14	03-31-2014/13	03-31-2013/12	03-31-2012/11

Total Loans	36.97%	17.71%	22.74%	28.70%	29.58%

Total Deposits	44.70%	23.38%	28.29%	17.69%	23.63%

Net Income	25.15%	(31,65%)	295.79%	43.09%	23.04%

Stockholders’ Equity	32.13%	32.22%	55.55%	33.28%	34.70%

RATIOS COMPARED TO THE SAME PERIODS IN PRIOR FISCAL YEARS

	03-31-2016	03-31-2015	03-31-2014	03-31-2013	03-31-2012

Solvency (1)	14.82%	16.11%	15.14%	13.47%	11.52%

Liquidity (2)	51.07%	50.01%	43.46%	34.10%	42.06%

Tied-up capital (3)	2.64%	2.91%	2.49%	1.64%	1.66%

Indebtedness (4)	6.75	6.21	6.60	7.43	8.68

(1) Total Shareholders’ equity/Liabilities (including minority interests in subsidiaries)

(2) Sum of Cash and cash equivalents and Government and Private securities/Deposits

(3) Sum of Premises and equipment, other assets and Intangible assets/Assets

(4)Total Liabilities (including minority interests in subsidiaries)/Shareholders’ equity

(5) Net result on Average Total Equity

INDEPENDENT AUDITORS’ REVIEW REPORT

(Interim financial statements)

To the President and the Board of Directors of

BBVA BANCO FRANCÉS S.A.

Reconquista 199

City of Buenos Aires

Report on interim financial statements

1.	Identification of the interim financial statements subject to review

We have reviewed:

a)

the accompanying interim financial statements of BBVA BANCO FRANCÉS S.A. (“BBVA Francés” or the “Bank”), which comprise the balance sheet as of March 31, 2016 and the statement of income, statement of changes in stockholders´ equity and cash and cash equivalents flow for the three-month period then ended and the supplemental information included in their notes 1 to 21, and the Exhibits “A” through “L”, “N” and “O”; and

b)

the accompanying interim consolidated financial statements of BBVA Francés and its subsidiaries (listed in note 1 to the consolidated financial statements), which comprise the consolidated balance sheet as of March 31, 2016 and the consolidated statement of income and the consolidated cash and cash equivalents flow for the three-month period then ended, and the supplemental information included in their notes 1 to 7 and the Exhibit 1.

The figures and other information for the year ended December 31, 2015 and for the three-month period ended March 31, 2015 are an integral part of these interim financial statements and are intended to be read only in relation to those financial statements.

2.	Bank´s responsibility for the interim Financial Statements

The Bank is responsible for the preparation and fair presentation of such accompanying interim financial statements in conformity with accounting standards established by the Argentine Central Bank (B.C.R.A.) applicable to financial institutions, as well as responsible of internal control considered necessary to enable the presentation of financial statements free from material misstatement.

3.	Auditors’ responsibility

Our responsibility is to issue a conclusion on the accompanying interim financial statements based on our review. We conducted our review in accordance with standards on review of interim financial statements established in section IV of the Technical Pronouncement N° 37 of the Argentine Federation of Professional Councils in Economic Sciences and the “Minimum Standards applicable for External Audits” established by the Argentine Central Bank (B.C.R.A.) for the limited reviews of interim financial statements. Those standards require that we comply with ethical requirements.

A review of interim financial statements is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an opinion on the financial position of the Bank as of March 31, 2016, on the results of its operations, the changes in its stockholders´ equity and its cash and cash equivalents flow for the three-month period then ended.

4.	Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial statements of BBVA Francés both stand alone and consolidated with its subsidiaries companies corresponding to the three-month period ended on March 31, 2016, are not presented fairly, in all material respects, in accordance with accounting standards established by B.C.R.A.

5.	Emphasis on certain issues disclosed in the financial statements

The interim stand-alone and consolidated financial statements referred to in paragraphs a) and b) of caption 1 of this report have been prepared by the Bank in accordance with the accounting standards established by the B.C.R.A., which differ from the Argentine professional accounting standards concerning the matters indicated in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements. This issue does not modify the conclusion expressed in caption 4.

6.	English translation of statutory financial statements

This report and the financial statements referred to in caption 1 have been translated into English for the convenience of English-speaking readers. As further explained in note 21 to the accompanying stand-alone financial statements, the financial statements (both the stand-alone and the consolidated financial statements) are the English translation of those originally prepared by the Bank in Spanish and presented in accordance with the accounting standards of B.C.R.A. and except for the matters described in caption 5, with the Argentine professional accounting standards. The effects of the differences between the accounting standards of BCRA and the countries in which the financial statements are to be used have not been quantified. Accordingly, the accompanying financial statements are not intended to present the financial position, results of operations, stockholders’ equity or cash and cash equivalents flow in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

City of Buenos Aires, May 10, 2016.

MARCELO BASTANTE

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA French Bank S.A.

Date:	May 23, 2016	By:	/s/ Ignacio Sanz y Arcelus
			Name:	Ignacio Sanz y Arcelus
			Title:	Chief Financial Officer